SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month May 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP LTD.

First Quarter 2011 Results

Lima, Peru, May 09, 2011 - Credicorp (NYSE:BAP) announced today its unaudited results for the first quarter of 2011. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•
Reflecting strong business evolution in the first quarter, Credicorp reported 1Q11 earnings of US$ 175.0 million. This is substantially higher than the previous Q with a +35.4% earnings expansion after seasonality in 4Q10 and a 41.3% increase over the results reported in the same Q of 2010.

•	Business performance remained robust showing a special growth trend in retail products and better yields on liquid assets as evidenced by a net interest income (NII) increase of 9.9% for the quarter.
•
Loan growth was affected by seasonal behavior at the end of the year, which is characterized by a peak in outstanding balances at year-end, followed by very strong retail sales numbers in 1Q, but at the same time important repayment of short term year end & holiday season related debt. In addition, a drop in corporate lending related to pricing affected the portfolio. Therefore, though average daily balances reflect robust growth in lending for the Q of 4.4%, loan balances at the end of the 1Q11 reveal only 2.1% loan book growth.

•
NIM recovered from 4.6% in 4Q10 to 4.8% this 1Q11 despite the BCRP’s increase of reserve requirements throughout the previous 6 months. This was partially offset by higher reference rates, which increase the remuneration on invested liquidity. Stronger growth in retail products also contributed to the improvement in margins.

•
Non-financial income showed a 7.2% QoQ increase which is primarily explained by the gains from the sale of a minority share package held as investment. Excluding this extraordinary income, non financial income remained flat for the quarter due to some seasonality (stronger year-end activity) and despite adjustments made to the fees of the financial sector following consumer protection initiatives.

•
Following the strong growth in retail loans, the absolute volumes of past due loans increased in line with said evolution. But since total loan balances do not capture loan expansion, the PDL ratio deteriorated slightly from 1.5% to 1.6% for the Q. Nevertheless, portfolio quality remains sound as evidenced by lower provisions for loan losses, which dropped 14% QoQ, explaining a drop in an annualized ratio of provisions to total loans from 1.34% in 4Q to 1.13% this last Q.

•
The continued good performance of the insurance business is reflected in a robust 18% QoQ growth in net premiums & claims and an even stronger 54.4% increase YoY, contributing to good operating results at Credicorp.

•
After the seasonal increase in operating costs in the 4Q10, figures for 1Q11 indicate that these costs have evolved more normally but have incorporated the expenses of ongoing network expansion. In this scenario, a 0.4% drop QoQ in total operating expenses was reported for the quarter. On the other hand, the 20.5% YoY increase does reflect the expansion resumed this year.  This positive evolution is also reflected in the improvement of the efficiency ratio to 40.1% vs. 43.7% the previous quarter.

•
BCP’s 1Q operating results also reflect solid growth in average outstanding loan balances of 4.4% and an increase in NII of 9% QoQ, reflecting better margins. Provisions for loan losses dropped 14.2% after completing the pro-cyclical provisions and resuming a more normal level of provisioning. Furthermore, operating expenses recovered after the seasonally high expenses of the previous Q and despite resumed network expansion. Thus, better income generation, lower provisions and controlled operating expenses resulted in a 29.1% higher income contribution to Credicorp.

•	ASB’s contribution to Credicorp this 1Q11 was up by 10.5% to US$ 12.9 million following the good evolution of its asset management business.
•
The insurance business also shows strong performance, reporting net earnings in 1Q11 that matched the high levels seen in the previous quarter and contributing US$ 15.3 million to Credicorp’s bottom line. This new level of contribution reflects Pacifico’s acquisition of ALICO’s shares in October of last year in addition to good results in the insurance business.

•	Prima AFP also maintained good business results although the net contribution for 1Q11 remained flat at US$ 8.1 million.
•	Overall, Credicorp had an excellent 1Q11with very good ratios including 24.7% ROAE, ROAA of 2.4%, a PDL Ratio of 1.56% and an improved efficiency ratio of 40.1% for the 1Q 2011.

I. Credicorp Ltd.

Overview

Following very good business evolution in the first quarter, Credicorp reported 1Q11 earnings of US$ 175.0 million. This was substantially stronger with a +35.4% earnings expansion (after the seasonal effects felt in 4Q10) QoQ and a 41.3% increase YoY.  Even after excluding an extraordinary gain of US$ 8.9 million, which was the only non-recurrent income reported in the quarter, results remain at a peak and reflect the market evolution during the first 3 months of the year.

Business performance continued strong, showing a special growth trend in the retail products and better yields on liquid assets as evidenced by a net interest income (NII) increase of 9.9%.

Loan growth reflects typical seasonal behavior after the year-end peak in loans during the Christmas holiday season, showing important repayment of short term year-end holiday season debt. In addition, some substantial corporate loans were also lost on pricing and repaid. The drop in balances generated by this repayment of loans was considerably offset this quarter by very strong retail sales numbers, which were mainly associated with retail products with good margins and loans to the middle-market sector. Therefore, though average daily balances reflect robust growth in lending for the Q of 4.4%, loan balances at the end of the 1Q11 reveal only 2.1% loan book growth.

NIM recovered from 4.6% in 4Q10 to 4.8% this 1Q11 despite the BCRP’s decision to increase reserve requirements throughout the previous 6 months, which was partially offset by higher reference rates that increased remuneration on invested liquidity. Stronger growth in retail products with higher margins also contributed to an improvement in overall margins.

Non-financial income showed a 7.2% QoQ increase, which is primarily attributable to gains from the sale of a minority share package held as investment. After excluding this extraordinary income, non financial income increased only moderately for the quarter due to a seasonal increase in activity at year-end and despite adjustments made to the financial sector fees following consumer protection initiatives. In fact, fee income from the banking sector increased only moderately (+1.6%) this quarter; in this context, fee income from both the pension fund business (+9.5%) and the asset management business (+38.4%) performed strongly but still represent only a small portion of total fees.

Following the strong growth in retail loans, the absolute volumes of past due loans increased in line with this evolution. However, since the total loan balances do not capture this loan expansion, the PDL ratio deteriorated slightly from 1.5% to 1.6% for the Q. Nevertheless, portfolio quality remains sound as evidenced by lower provisions for loan losses, which dropped 14.0% QoQ and explain a drop in an annualized ratio of provisions to total loans from 1.34% in 4Q to 1.13% this last Q. This decline in the level of provisions is also explained by the higher provisions related to the pro-cyclical provisioning regulations that were included in the 4Q10.

Despite lower provisions, reserves for loan losses reached 3.0% of our loan book vs. 2.9% in 4Q, while coverage decreased to 189.5% from 198.0%.

The insurance business also continued to develop very favorably with strong increases in net earned premiums that allowed it to increase its contribution to Credicorp by 4.7% QoQ. High net earned premiums, combined with lower claims, led the company to improve income generation by 18.0% QoQ and 54.4% YoY.

On the expense side, operating expenses show a slight drop of 0.4% compared to the previous quarter that responds to the seasonally high expense level reported in 4Q10. Operating expenses have returned to normal levels. However, a change in regulation that requires as of 2011 profit sharing to be included as salaries & personnel expenses (instead of being included with the tax line) resulted in an increase of operating expenses.

It should also be highlighted that we have resumed our network expansion, which resulted in 5 new branches, 60 additional ATMs and 303 new Agents. The insurance business also increased investment during this period, which led to a subsequent increase in expenses that generated deterioration in its combined ratio as we will explain later on in the report. Nevertheless, and despite increases in expenses, strong income generation contributed to the improved efficiency reported for the Q of 40.1% vs. 43.7% in the previous Q.

Credicorp Ltd.	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Net Interest income	310,072	282,131	245,585	9.9%	26.3%
Net provisions for loan losses	(41,517)	(48,304)	(43,181)	-14.0%	-3.9%
Non financial income	205,774	191,866	167,808	7.2%	22.6%
Insurance premiums and claims	50,146	42,498	32,487	18.0%	54.4%
Operating expenses	(286,320)	(287,444)	(237,698)	-0.4%	20.5%
Operating income (1)	238,155	180,747	165,002	31.8%	44.3%
Core operating income (2)	225,218	180,747	165,002	24.6%	36.5%
Non core operating income (3)	12,937	-	-	-	-
Translation results	1,023	(7,074)	12,059	114.5%	-91.5%
Employees' profit sharing (4)	0	(5,696)	(5,474)	-100.0%	-100.0%
Income taxes	(60,676)	(35,759)	(39,429)	69.7%	53.9%
Net income	178,503	132,217	132,158	35.0%	35.1%
Minority Interest	3,478	2,935	8,288	18.5%	-58.0%
Net income attributed to Credicorp	175,025	129,282	123,870	35.4%	41.3%
Net income/share (US$)	2.19	1.62	1.55	35.4%	41.3%
Total loans	14,677,095	14,375,358	11,922,859	2.1%	23.1%
Deposits and obligations	18,078,816	18,068,118	14,806,660	0.1%	22.1%
Net shareholders' equity	2,800,590	2,873,749	2,284,552	-2.5%	22.6%
Net interest margin	4.8%	4.6%	4.9%
Efficiency ratio	40.1%	43.7%	42.1%
Return on average shareholders' equity	24.7%	18.6%	21.5%
PDL / total loans	1.56%	1.46%	1.81%
Coverage ratio of PDLs	189.5%	198.0%	176.7%
Employees	19,908	19,641	19,524
(1) Income before non-recuring items, translation results, workers´ profit sharing and income taxes
(2) Core operating income = Operating income - non core operating income.
(3) Includes non core operating income from net gain on sales of securities of US$ 12,937M in 1Q11 registered in subsidiary Grupo Crédito
(4)  Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision
The aforementioned led operating income to grow a substantial 31.8% QoQ and 44.3% YoY, reflecting robust business evolution. Even after deducting the only non-recurrent item this Q, which entails extraordinary pre-tax income from the sale of securities for US$ 12.7 million, the improvement in operating results remains extraordinary since it reflects a 24.7% increase in operating results for the Q and a 36.6% improvement for the year.

These excellent operating results were not altered by translation results, which were minimal (positive) given that currencies were relatively stable throughout 1Q11. However, income taxes increased significantly (+69.7% QoQ) due to the stronger income generation.

All of this led to net income of US$ 178.5 million, which represents 35.0% increase QoQ that resulted in net income attributable to Credicorp of US$ 175.0 million.

Credicorp – The Sum of Its Parts

Credicorp’s 1Q11 results are definitely aligned with an on-going growth cycle that continued in the Peruvian market during the first Q. This cycle has reactivated loan growth further, increased the good income levels at the asset management subsidiaries and spurred growth in insurance activity.

BCP reported sound growth in average loan balances this Q, which together with the improvement in remunerated liquidity positions generated an increase in NII, which was accompanied by lower provisions. This is in line with business development and is accompanied by a robust increase in non financial income led by a moderate growth in banking fees and a recovery in FX-earnings.

Expenses were also contained and remained almost flat QoQ, leading to a significant increase in net income that boosted BCP’s contribution to Credicorp. Thus, net contribution to Credicorp was up 29.1% for the Q reaching US$ 127.9 million, which reflects a strong ROAE of 26.8% and ROAA of 2.0%.

Earnings contribution	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Banco de Crédito BCP (1)	127,958	99,129	99,254	29.1%	28.9%
BCB	5,147	3,222	5,471	59.7%	-5.9%
Edyficar	5,833	4,420	6,794	32.0%	-14.2%
Atlantic Security Bank	12,991	11,759	13,521	10.5%	-3.9%
PPS	15,325	15,962	8,492	-4.0%	80.5%
Prima	8,091	8,006	5,946	1.1%	36.1%
Credicorp Ltd. (2)	2,131	(781)	(5,224)	372.8%	140.8%
Ohers (3)	8,529	(4,793)	1,880	277.9%	353.6%
Net income attributable to Credicorp	175,025	129,282	123,870	35.4%	41.3%
(1) Includes Banco de Crédito de Bolivia and Edyficar.
(2) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.
(3) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

This 1Q, BCP Bolivia reported a 59.7% increase in its earnings contribution, which totaled US$ 5.1 million and reflects a significant tax reversion. In fact, operating results are almost flat although there were some changes in the sources of these results: higher NII and lower non financial income (lower fees) that was offset by lower operating expenses. The improvement in NII was a result of a moderate expansion in the loan book, which grew 1.3% for the Q. This extraordinary tax reversion has helped improve profitability at least temporarily, the profitability with ROAE recovering to 22.3% from 17.4% the previous Q.

Financiera Edyficar continued expanding its business and reported a contribution to Credicorp of US$ 5.8 million. This represents a 32.0% increase QoQ but is 14.2% below 1Q10’s contribution. These results reveal a strong loan book expansion of 7.1% QoQ that was accompanied by a 6.5% growth in NII. Further, PDLs remained stable at 4.0% while provisions were almost flat. Higher expenses were offset by the fact that this quarter, unlike last quarter, there were no translation losses, which led the bottom line results reported. Therefore, business evolution remains robust. The loan portfolio is up 40.5% YoY while ROAE is situated 44.4% for the Q, which indicates 22.9% growth in consolidated terms.

Atlantic Security Bank (ASB) reported a 10.5% increase in its contribution level, reaching US$ 13.0 million for 1Q11. The QoQ increase is primarily attributable to better fee income stemming from the off-balance sheet asset management business, which was strong enough to more than offset the drop in NII as funds migrated from deposits to managed funds. The absence of provisions (which were relevant last Q) also contributed to the QoQ increase in results. This result brought ASB’s ROAE to 27.4% and allowed it to report an excellent contribution to Credicorp that attests to the fact that our asset management & private banking business has regained importance.

At PPS, a combination of 4.4% growth in net earned premiums, a reduction of -1.9% in claims and a 8.4% increase in income from commissions led to a +15.0% improvement in the underwriting result for this quarter, and represents a 62.6% improvement over the figure reported in the same period of last year. In addition, financial income was also 3.5% higher QoQ and up 17% YoY. Expenses this quarter also grew in 1Q11 due to additional investments, which led the combined ratio to deteriorate from 97.4% to 99.5%. Despite excellent income generation, an increase in expenses, higher taxes and the absence of extraordinary income reported last Q resulted in a slight QoQ drop in bottom line results. This led to a ROAE of 16.2% and caused the contribution to Credicorp to fall 4.0% to US$ 15.3 million.

Finally, after a 40.6% income growth in 4Q10, Prima AFP was able to maintain its robust income level and reported a US$ 8.1 million contribution for 1Q, which represents an increase of 1.1%. This hides significant improvement in operating results, which were up 37.2% for the Q due to sound business development and efficiencies achieved through reduced expenditures.
This 1Q11, however, did not benefit from the significant reversal of provisions for taxes & profit sharing that explained significant bottom line growth in 4Q10 and instead reflects real business development. Most importantly, Prima continues to lead the system this Q, including in terms of assets under management.

“Others” include different companies from the holding, including Grupo Credito (excluding Prima AFP), which recorded an extraordinary income from the sale of a share package purchased as a private equity investment and sold this Q generating an after tax gain of US$ 8.9 million. This compares positively with a US$ 5 million cost related to an internal restructuring of Credicorp’s holdings that re-launched Grupo Credito as a local holding company. Please note that this expense from last Q was offset by a reversal of provisions for withholding taxes associated with the holding’s restructuring, as is explained in the following paragraph.

Credicorp Ltd.’s line includes provisions for withholding taxes on dividends paid to Credicorp and dividend & interest income from investments in some selected Peruvian stocks and bonds recorded during the period. However, the change in the holding structure- which lends new relevance to Grupo Credito as a local holding- has significantly reduced withholding taxes paid, subsequently reducing the provisions needed for this item every Q. The positive result of the quarter is due to a gain of US$ 2.8 million from dividends on investments on other companies, and to a lesser extent to the decrease on withholding taxes on dividends paid to Credicorp (from US $0.8 million in 4Q10 to US$ 0.4 million in 1Q11).

As a whole, there is no doubt that Credicorp has aligned all business segments with its overall objectives. The performance of each subsidiary attests to the group´s focus on setting business targets, which continue to grow sustainably and post high returns.

II. Banco de Crédito – BCP - Consolidated

Summary 1Q11

BCP’s net income in 1Q11 totaled US$ 131.1 million. This represents a 29.1% increase over the US$ 101.6 million reported in the last quarter of the previous year and was 28.6% higher than last quarter’s figure. This result is evidence of the fact that financial businesses continue to grow and expand, generating high profitability after some lines reported a decrease in net earnings due to significant seasonality in the previous quarter.

The evolution led the primary sources of operating income to expand significantly this quarter, in line with a trend that began last year. Net interest income grew considerably to reach 9.0% QoQ while income relative to fees and commissions from services remained at the high levels seen in previous quarters and net gains on foreign exchange transactions rose 8.2%.

Core earnings	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Net interest and dividend income	277,515	254,533	219,175	9.0%	26.6%
Fee income, net	122,025	120,136	107,223	1.6%	13.8%
Net gain on foreign exchange transactions	31,275	28,909	25,503	8.2%	22.6%
Core earnings	430,815	403,578	351,901	6.7%	22.4%

This evolution is proof of our unaltered capacity to generate income, which is associated with higher growth in products with significant margins that ensure a favorable re-composition of the loan portfolio. Moreover, loans demonstrated considerable growth in terms of new loans and loan expansion, particularly in the retail segment. This was somewhat mitigated by the re-payment of outstanding debt that is typical after employees receive an additional salary (mandatory) at the end of the year.  For this reason, and also due to some cancellations of large corporate loans which were lost due to pricing, loan balance growth was only 1.5% this quarter while growth in average daily loan balances, which reflects real loan expansion, reached 4.4% in 1Q11 and 23.2% YoY.

This evolution supported BCP’s significant capacity to generate income. This was accompanied by lower provisions levels, which were realigned with loan expansion without the need for additional adjustments, which were necessary last quarter due to requirements for pro-cyclical provisions.

In addition, BCP also reported a modest increase in operating expenses, which grew only 1.1% this quarter after reporting higher levels last quarter due to seasonal factors. Moreover, a change in regulation that requires as of 2011 profit sharing to be included as salaries & personnel expenses (instead of being included with the tax line) contributed to the increase of operating expenses.  Increases in operating expenses were also kept down this quarter compared with the same Q of 2010 (+17.2%) and fell below income growth (+26.6%). This led to an improvement in the bank’s efficiency ratio, which was 47.7% this quarter vs. 50.9% last quarter and 51.3% in the same quarter last year.

A consistent capacity to generate income, lower provisions, controlled expenses and a stable exchange rate, which is reflected in the fact that the translation results were not significant this quarter, led to strong growth in the net income reported this quarter (+29.1%) that in turn resulted in a ROAE of 26.8%.

Banco de Credito and Subsidiaries	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Net financial income	277,515	254,533	219,175	9.0%	26.6%
Total provisions for loan loasses	(41,654)	(48,531)	(43,445)	-14.2%	-4.1%
Non financial income	158,919	159,912	137,841	-0.6%	15.3%
Operating expenses	(217,244)	(214,813)	(185,333)	1.1%	17.2%
Operating income (1)	177,536	151,101	128,238	17.5%	38.4%
Core operating income (2)	177,536	151,101	128,238	17.5%	38.4%
Non core operating income	-	-	-	-	-
Translation results	1,250	(6,281)	11,680	119.9%	-89.3%
Employees' profit sharing (3)	-	(8,288)	(4,840)	-100.0%	-100.0%
Income taxes	(47,462)	(34,815)	(32,906)	36.3%	44.2%
Net income	131,095	101,567	101,909	29.1%	28.6%
Net income / share (US$)	0.051	0.040	0.040	29.2%	28.9%
Total loans	14,553,244	14,334,841	11,852,548	1.5%	22.8%
Deposits and obligations	17,130,841	17,069,817	13,777,327	0.4%	24.3%
Net shareholders´ equity	1,920,109	1,992,545	1,578,484	-3.6%	21.6%
Net financial margin	4.7%	4.5%	4.9%
Efficiency ratio	47.7%	50.9%	51.3%
Return on average equity	26.8%	21.1%	25.1%
PDL/ Total loans	1.57%	1.46%	1.81%
Coverage ratio of PDLs	189.7%	198.5%	176.9%
BIS ratio	13.7%	12.8%	14.5%
Branches	332	327	326
Agentes BCP	3,816	3,513	2,973
ATMs	1,219	1,159	1,021
Employees	16,456	16,148	16,080
(1) Income before translation results, workers' profit sharing and income taxes.
(2) Core operating income = Operating income - non core operating income.
(3) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

Additionally, and as mentioned above, loan provisions fell in 1Q11. This reflects the portfolio’s good quality and business growth in a context that is no longer characterized by a need for additional pro-cyclical provisions. In this scenario, provisions in 1Q11 were equivalent to 1.14% of total loans and 15% of interest income vs. 1.35% and 18% respectively last quarter.  These levels are more in line with the current business structure. Nevertheless, growth in the past due portfolio, which is due to higher growth in loans to marginal segments, and a drop in Q-end balance growth, led the past due ratio to increase slightly from 1.5% to 1.6% QoQ.

Assets reported higher QoQ growth (+3.1%) than loans (+1.4%) once again this quarter, reflecting growth in the bank’s liquidity.

This strong growth in assets was accompanied by a significant increase in international funding issuances in foreign currency and, to a lesser extent, by an increase in deposit captures, which grew only 0.4%. In light of the aforementioned, the organization chose not to take a more aggressive position to attract deposits given that it has a significant surplus of local currency.

After three consecutive quarters of improvements in 2010 and an increase in spending in 4Q10 that led to deterioration in this indicator, the efficiency ratio bounced back to previous levels to situate at 47.7% this quarter. This was accomplished despite the fact that the bank has resumed its efforts to expand and invest in branches, which grew in number from 327 to 332 in 1Q11. ATMs increased from 1,159 to 1,219 in this period while the number of BCP agents rose from 3,513 to 3,816.

Improvements in the quarterly result also had a positive impact on ROAE, which bounced back to report 26.8%. This in turn led the ROAA to increase 2.0%.

II.1 Interest-earning assets

Interest-earning assets reported growth of 3.1% QoQ, which was reflected, to a lesser extent, in growth in current loans (+1.4%) and a greater extent in other liquidity positions, which included restructuring to favor investments in BCRP’s CDs.

Interest earning assets	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
BCRP and other banks	6,229,907	7,661,891	2,631,775	-18.7%	136.7%
Interbank funds	16,783	59,000	97,499	100.0%	-82.8%
Trading securities	99,492	114,430	109,326	-13.1%	-9.0%
Securities available for sale	3,512,171	1,503,201	4,053,210	133.6%	-13.3%
Current loans	14,324,819	14,125,859	11,637,580	1.4%	23.1%
Total interest earning assets	24,183,172	23,464,381	18,529,390	3.1%	30.5%

Growth in interest-earning assets, which was once again slightly higher than loan expansion, reflects the bank’s efforts to strictly monitor its conservative asset management strategy to match currencies and maturities. This approach led the bank to secure adequate financing to ensure effective assets and liabilities management, which generated temporary capital surpluses, particularly in Nuevos Soles, which were invested in BCRP.

We would like to point out that the change in BCRP’s legal reserve requirements also had an impact on policies to manage assets and liabilities, which generated a need for more foreign currency funding and led to a decrease in the profitability of BCP’s assets due to higher reserve requirements and a subsequent increase in non-remunerated deposits throughout 2010 for approximately US$ 840 million.

QoQ and YoY comparisons indicate that current loans grew less than other investments and BCR deposits and Cash, which led to a change in the asset structure that generated interests in detriment to more profitable assets, which had a negative impact on NIM.  Nevertheless, as we will explain later on, higher growth in more profitable loans and an increase in the base reference rate for remuneration of BCRP surpluses, offset this effect and even led to an improvement in this quarter’s NIM.

Loan Portfolio

At the end of the first quarter of 2011, BCP’s net loans totaled US$ 14,120 million. This represents an increase of 1.4% QoQ and 23.1% YoY. Nevertheless, the numbers reflect much more dynamism if we consider average daily loan balances for each period, which grew 4.4% QoQ and 23.2% YoY. This growth stems from the joint result of the Wholesale Banking and Retail Banking divisions, which demonstrated particularly good performance in Middle Market Banking loans in foreign currency (FC) and Mortgage loans in local currency (LC).

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	1Q11	4Q10	1Q10	QoQ	YoY
Wholesale Banking	7,895.5	7,650.8	6,497.0	3.2%	21.5%
- Corporate	5,102.6	5,087.8	4,277.4	0.3%	19.3%
- Middle Market	2,792.9	2,563.0	2,219.6	9.0%	25.8%
Retail Banking	5,510.4	5,182.5	4,384.9	6.3%	25.7%
- SME + Business	1,882.8	1,798.3	1,418.1	4.7%	32.8%
- Mortgages	2,015.3	1,869.2	1,610.6	7.8%	25.1%
- Consumer	1,013.9	949.9	840.7	6.7%	20.6%
- Credit Cards	598.4	565.0	515.5	5.9%	16.1%
Edyficar	367.9	333.3	263.2	10.4%	39.8%
Others (2)	773.1	762.0	661.6	1.5%	16.9%
Consolidated total loans	14,546.9	13,928.5	11,806.7	4.4%	23.2%
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
Source: BCP

The graph below shows the loan evolution since the first quarter of 2010 both in terms of end-of-quarter loan balances and average daily balances for each month. An analysis indicates an upward trend in average daily balances in the months of January and February 2011 and a slight contraction in the month of March.

Source: BCP

Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	1Q11	4Q10	1Q10	QoQ	YoY	1Q11	4Q10	1Q10	QoQ	YoY
Wholesale Banking	5,287.8	5,069.6	5,245.1	4.3%	0.8%	6,003.1	5,848.4	4,655.2	2.6%	29.0%
- Corporate	3,588.2	3,443.7	3,654.4	4.2%	-1.8%	3,818.0	3,863.4	2,986.2	-1.2%	27.9%
- Middle Market	1,699.6	1,625.9	1,590.7	4.5%	6.8%	2,185.1	1,985.0	1,669.0	10.1%	30.9%
Retail Banking	9,503.6	8,946.6	7,455.2	6.2%	27.5%	2,096.7	2,001.7	1,767.1	4.7%	18.7%
- SME + Business	3,384.8	3,228.1	2,519.9	4.9%	34.3%	667.1	650.7	533.3	2.5%	25.1%
- Mortgages	2,559.0	2,378.8	1,966.5	7.6%	30.1%	1,096.1	1,023.5	920.1	7.1%	19.1%
- Consumer	2,100.3	1,956.2	1,685.9	7.4%	24.6%	259.4	254.4	248.7	2.0%	4.3%
- Credit Cards	1,459.5	1,383.5	1,282.9	5.5%	13.8%	74.1	73.2	65.0	1.3%	14.0%
Edyficar	991.1	900.9	709.8	10.0%	39.6%	11.9	13.0	13.6	-8.1%	-12.4%
Others (2)	148.7	165.2	157.2	-10.0%	-5.4%	719.7	703.3	606.4	2.3%	18.7%
Consolidated total loans	15,931.1	15,082.3	13,567.2	5.6%	17.4%	8,831.4	8,566.3	7,042.3	3.1%	25.4%
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
    Source: BCP

The evolution of the LC portfolio was led by the Retail Banking portfolio, which reported growth in all segments. The Mortgage and SME segments performed particularly well this quarter, reporting 7.6% and 4.9% growth respectively due to a dynamic market. Edyficar’s portfolio continues to be concentrated in local currency, reporting 10.0% growth QoQ.

The expansion in the FC loan portfolio is associated with the dynamic of Retail Banking loans, which experienced slight growth QoQ of 2.6%. Within this portfolio, Middle Market loans reported a significant increase of 10.1% quarter-on-quarter, which was offset by the 1.2% QoQ decline in the Corporate Banking’s FC portfolio. This decline was primarily due to the lost of some major loans related to pricing.

Market share in loans

At the end of March, BCP consolidated continued to lead the market with a 31.2% share, which is ten percentage points higher than its closest competitor and just slightly below the level reported in December 2010 of 31.5%.

At the end of February 2011, Corporate Banking and Middle Market Banking continued to possess the largest share of loans with 45.8% and 34.6% respectively. Within the Retail Banking portfolio, the shares of the SME and Mortgage segments continued an upward trend compared with 4Q10’s results, reporting levels of 19.9% and 34.5% respectively.
Dollarization

The LC portfolio’s share of total loans was 39.55 at the end of the first quarter of 2011, which was attributable to growth in Retail Banking loans. This evolution has a favorable impact given that LC products have better margins and higher rates than FC loans.

Source: BCP

II. 2 Deposits and Mutual Funds

At the end of 1Q11, deposits reported levels similar to those seen last quarter and continued to be BCP’s principal source of funding. Their structure has changed and an increase in lower cost deposits (non-interest bearing deposits and savings) is evident.

Deposits and obligations	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Non-interest bearing deposits	4,747,056	4,203,023	3,707,286	12.9%	28.0%
Demand deposits	1,217,216	1,394,651	1,225,445	-12.7%	-0.7%
Saving deposits	4,546,340	4,244,940	3,853,739	7.1%	18.0%
Time deposits	5,324,190	5,872,455	3,927,540	-9.3%	35.6%
Severance indemnity deposits (CTS)	1,250,235	1,313,122	1,013,010	-4.8%	23.4%
Interest payable	45,804	41,627	50,307	10.0%	-9.0%
Total customer deposits	17,130,841	17,069,818	13,777,327	0.4%	24.3%
Due to banks and correspondents	3,480,231	3,646,026	3,007,252	-4.5%	15.7%
Bonds and subordinated debt	2,714,248	1,957,343	1,225,968	38.7%	121.4%
Other liabilities	966,471	707,205	1,061,188	36.7%	-8.9%
Total liabilities	24,291,791	23,380,392	19,071,735	3.9%	27.4%

If we analyze the evolution of each deposit type, a significant increase in low cost deposits stands out. This growth was led by non-interest bearing deposits stemming from surpluses in the LC and FC of Corporate Banking clients. Savings deposits grew 7.1% due to an increase in LC funds in Retail Banking in particular. Nevertheless, these increases were offset by a decrease in time deposits, primarily in Corporate Banking.

Other funding sources reported significant growth, including bonds and subordinated debt, which grew 38.7% QoQ. This increase is attributable to international funding issuances in foreign currency to back future growth in the portfolio and maintain assets and liabilities matching.

This evolution of funding sources is proof of BCP’s strong capacity to capture funds, which ensures its position as market leader. The aforementioned was accompanied by a funding cost of 2.09%, which is slightly lower than the 2.10% reported in 4Q10.

Market share in deposits

At the end of February 2011, BCP maintained its leadership in both FC and LC deposits for all of its products. As such, BCP has a solid leader in all products in both LC and FC with a market share of total deposits of 34.3% at the end of February 2011.

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	38.9%	36.9%	27.0%	39.5%
FC	42.4%	40.5%	32.5%	55.5%
LC: Local Currency
FC: Foreign Currency

Dollarization

At the end of 1Q11, a dedollarization was evident in deposits (52.5% at the end of Dec.-10 and 51.4% at the end of Mar-11). This was attributable to the fact that clients feel more confident about deposits in local currency, which appreciated 1.3% against the US Dollar during the first quarter of the year.
Source: BCP

Mutual funds

Mutual funds in Peru grew 1.8% QoQ. This was due primarily to an increase in the number of participants, which allowed Credifondo to maintain its leadership with a 43.9% market share for volume managed and 32.6% in terms of number of participants. Nevertheless, Bolivia experienced a 12.1% decline QoQ, mainly due to the lower market yields. Finally, BCP’s mutual funds reported 1.2% QoQ.

Customer funds	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Mutual funds in Perú	2,412,336	2,369,634	2,182,873	1.8%	10.5%
Mutual funds in Bolivia	90,129	102,586	138,922	-12.1%	-35.1%
Total customer funds	2,502,465	2,472,220	2,321,795	1.2%	7.8%

II.3 Net Interest Income

NII grew 9.0% QoQ due to 7.9% expansion in interest income stemming from growth in the loan portfolio and an increase in the profitability of assets and dividends, which helped offset the 5.3% increase in interest expenses in 1Q11.

Net interest income	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Interest income	397,531	368,460	305,922	7.9%	29.9%
Interest on loans	342,015	330,701	280,165	3.4%	22.1%
Interest and dividends on investments	5,401	59	3,457	9054.2%	56.2%
Interest on deposits with banks	23,713	26,823	1,788	-11.6%	1226.2%
Interest on trading securities	20,436	12,431	19,838	64.4%	3.0%
Other interest income	5,966	(1,554)	674	483.9%	785.2%
Interest expense	120,016	113,927	86,746	5.3%	38.4%
Interest on deposits	42,871	40,538	21,555	5.8%	98.9%
Interest on borrowed funds	34,218	30,100	28,790	13.7%	18.9%
Interest on bonds and subordinated note	34,489	36,222	27,322	-4.8%	26.2%
Other interest expense	8,438	7,067	9,079	19.4%	-7.1%
Net interest income	277,515	254,533	219,176	9.0%	26.6%
Average interest earning assets	23,823,776	22,500,740	18,037,691	5.9%	32.1%
Net interest margin*	4.66%	4.52%	4.86%
*Annualized

NII’s quarterly evolution shows 9% growth. This is attributable to a 3.4% increase in interest on loans due to an expansion in the loan portfolio (primarily in retail loans) and an increase in the profitability of assets and dividends, which led a 7.9% expansion in interest income. Expenses experienced lower growth, increasing only 5.3%. In line with this evolution, NIM improved 14 b.p. to reach 4.66%.

It is important to point out that interest and dividends on investments increases due to the dividend declaration that normally takes place in the first quarter of each year. In terms of other interest income, the increase experienced in 1Q11 with regard to the previous quarter was due to earnings on derivatives.  Additionally, growth of +64.4% in interest on trading securities and others was due to an increase in CD positions and a higher reference rate.

The explanation given above, coupled with growth in loans, helped offset the drop in interest on deposits with banks (-11.6% TaT) as well as the increase in interest expenses (+5.3%). This increase is due primarily to a larger volume of due to banks and correspondents denominated in LC, which resulted in an increase of 13.7% QoQ on Interest on Borrowed Funds. Additionally, deposit rates this quarter were 4 b.p. higher compared to the previous quarter, while the volume of deposits grew slightly 0.4% QoQ (as explained before). This caused Interest on Deposits to go up 5.8% QoQ.

The aforementioned explains the improvement in the total NIM from 4.52% to 4.66% QoQ, and also the slight drop in the NIM related to loans (7.62% during 1Q11 vs. 7.70 from 4Q10), which is due to an interest expense attributable to loans that grew at a faster rate (concentrated in more expensive local currency) than interest income on loans did.

Source: BCP

II.4 Past Due Portfolio and Provisions for Possible Loan Losses

The past due ratio was 1.57% at the end of 1Q11, which represents a QoQ increase that is attributable to a decline in portfolio growth due to seasonality. The past due portfolio’s coverage level remains high at 189.7%.

Provision for loan losses	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Provisions	(50,607)	(56,171)	(50,507)	-9.9%	0.2%
Loan loss recoveries	8,953	7,640	7,062	17.2%	26.8%
Net provisions, for loan losses	(41,654)	(48,531)	(43,445)	-14.2%	-4.1%
Total loans	14,553,244	14,334,841	11,852,548	1.5%	22.8%
Reserve for loan losses (RLL)	433,311	414,806	380,248	4.5%	14.0%
Charge-Off amount	23,216	38,938	25,478	-40.4%	-8.9%
Past due loans (PDL)	228,425	208,982	214,968	9.3%	6.3%
PDL / Total loans	1.57%	1.46%	1.81%
Coverage	189.7%	198.5%	176.9%

During 1Q11, the expenditure for net provisions for loan losses was US$ 41.7 MM, which represents a 14.2% drop QoQ that is attributable to:

(i)
A decline in gross provisions for loan losses (-9.9%), which is associated with a strong drop in provisions for loan losses in Corporate Banking. It is also important to point out that pro-cyclical provisions were included in 4Q10, which inflates the base of comparison; and

(ii)	And, to a lesser extent, an increase in recoveries this quarter (+17.2%).

It is also important to point out that increases in the past due loan ratio (1.57%) and the 90-day past due loan ratio (1.11%) with regard to 4Q10 due not necessarily indicate impairment in the loan portfolio in 1Q11 given that the increase in past due loans is due mainly to a delay in the approval process of the superintendence to charge-off loans for the Q  and to a lesser extent to loan growth in high risk segments. Therefore, this growth in past due volumes, coupled with minor growth in balances reported at the end of each period due to seasonality in the first quarter of every year, affects the mathematical calculation of these ratios.

The past due loan’s coverage ratio was 189.7% at the end of 1Q11, which represents a decline QoQ. Nevertheless, this ratio is still at a very comfortable level that is in keeping with the bank’s conservative position.

Source: BCP

If we analyze the past due loan ratios for each product, it is evident that none experienced significant impairment in 1Q11. On the contrary, all of BCP’s products were stable with regard to 4Q10, which reflects the healthy growth of our products.  The SME product has performed particularly well given that its PDL ratio has declined significantly YoY, going from 7.8% at the end of 1Q10 to 5.9% at the close of 1Q11, despite a slight increase in the least quarter due to seasonality in this sector.

(1): Data for July and August is an estimate due to lack of information from the supervisor.
Source: SBS y ASBANC

II.5 Non-financial Income

Moderate growth in fee income (+1.6% QoQ), coupled with a significant increase in net gains on foreign exchange transactions (+8.2% QoQ), helped offset losses on securities sales this quarter. In this scenario, BCP’s non-financial income level in 1Q11 remained similar to that seen in the previous quarter.

Non financial income	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Fee income	122,025	120,136	107,223	1.6%	13.8%
Net gain on foreign exchange transactions	31,275	28,909	25,503	8.2%	22.6%
Net gain on sales of securities	(2,635)	2,264	161	-216.4%	-1736.6%
Other income	8,254	8,603	4,954	-4.1%	66.6%
Total non financial income	158,919	159,912	137,841	-0.6%	15.3%

Moderate quarterly growth in fee income, which is the principal source of non-financial income, is due primarily to an increase in fees for Contingents (+17.8% QoQ). The YoY evolution of fee income demonstrates growth of 13.8%; in this sense, +15.2% growth in Miscellaneous Accounts (primarily in savings accounts and debit cards), +8.8% in Others and +37.1% in Contingents were particularly noteworthy. The increase in others is attributable to an increase in the contributions of BCP’ subsidiaries (Credifondo +US$1.5 million and Credibolsa +US$1.0 million).

The aforementioned, coupled with higher gains on foreign exchange transactions, helped mitigate the effect of losses on securities sales, which include a loss on the sale of Sovereign Bonds of approximately US $0.8 million in February 2011 as well as a loss for variations in securities prices for US$2 million in 1Q11.

It is important to point out that the YoY evolution reflects significant growth in non-financial income of +15.3%. This increase is attributable to higher fee income, gains on foreign exchange transactions and other income.

Banking Fee Income	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Miscellaneous Accounts*	32,038	32,024	27,800	0.0%	15.2%
Contingents	8,767	7,445	6,395	17.8%	37.1%
Payments and Collections	15,853	15,900	13,859	-0.3%	14.4%
Drafts and Transfers	7,555	7,105	6,500	6.3%	16.2%
Credit Cards	15,593	16,029	13,851	-2.7%	12.6%
Others	42,219	41,632	38,818	1.4%	8.8%
Total Fee Income	122,025	120,136	107,223	1.6%	13.8%
* Saving Accounts, Current Accounts and Debit Card.

The number of transactions this quarter contracted 3.6% in comparison to the large volume reported in 4Q10, which was characterized by high consumption that is typical at year-end. Nevertheless, the YoY evolution shows significant growth of 20.5%. The items that contributed the most to this growth were Internet Banking (+30.1% YoY), Agentes BCP (+49.8% YoY) and ATMs (+26.3% YoY). It is important to point out the significant growth seen in mobile banking (+110.9% YoY) as well as the trend towards using alternative channels rather than traditional tellers, whose transaction volume fell 8.9% YoY.

	Quarter			Change %
N° of Transactions per channel	Average 1Q11	Average 4Q10	Average 1Q10	QoQ	YoY
Teller	9,210,279	9,949,522	10,107,334	-7.4%	-8.9%
ATMs Via BCP	9,655,771	10,312,343	7,643,857	-6.4%	26.3%
Balance Inquiries	3,117,178	3,468,512	2,500,069	-10.1%	24.7%
Telephone Banking	1,747,575	1,752,745	1,647,278	-0.3%	6.1%
Internet Banking Via BCP	12,522,553	12,815,523	9,623,662	-2.3%	30.1%
Agente BCP	7,005,377	6,656,935	4,676,832	5.2%	49.8%
Telecrédito	5,072,605	5,397,323	4,166,085	-6.0%	21.8%
Mobile banking	479,752	399,782	227,526	20.0%	110.9%
Direct Debit	411,485	450,729	366,097	-8.7%	12.4%
Points of Sale P.O.S.	4,734,844	4,768,425	3,819,986	-0.7%	23.9%
Other ATMs network	346,595	351,283	292,788	-1.3%	18.4%
Total transactions	54,304,015	56,323,123	45,071,513	-3.6%	20.5%

      Source: BCP

The network of BCP’s distribution channels (only in Peru) continues to expand. In 1Q11, the number of points of access increased 7.4% QoQ.  It is important to emphasize that the pace of growth reported in all the channels in 1Q11 outstrips the figures reported in both 4Q10 and 1Q10. This expansion continues to be led by Agentes BCP, which experienced more growth than any other channel (+8.6% QoQ). The growth reported in ATMs (+5.2%) and the increase in branches (+1.5%) was also noteworthy. The YoY analysis reveals that the bank now has in excess of 1,000 points of access (+24.2%).

	Balance as of			Change %
	1Q11	4Q10	1Q10	QoQ	YoY
Branches	332	327	326	1.5%	1.8%
ATMs	1,219	1,159	1,021	5.2%	19.4%
Agentes BCP	3,816	3,513	2,973	8.6%	28.4%
Total	5,367	4,999	4,320	7.4%	24.2%

Source: BCP

II.6 Operating Expenses and Efficiency

 BCP improved its operating efficiency this quarter, which was reflected in a decline in the efficiency ratio (50.9% in 4Q10 vs. 47.7% in 1Q11).  This positive evolution was due to growth in income as well as adequate control of expenses, which reported a moderate 1.1% increase QoQ.

Operating expenses	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Salaries and employees' benefits (1)	113,907	105,187	98,445	8.3%	15.7%
Administrative, general and tax expenses	72,621	81,579	65,785	-11.0%	10.4%
Depreciation and amortizacion	18,870	18,796	16,423	0.4%	14.9%
Other expenses	11,846	9,251	4,680	28.1%	153.1%
Total operating expenses	217,244	214,813	185,333	1.1%	17.2%
Efficiency ratio	47.7%	50.9%	51.3%
(1) Includes Employees' profit sharing since 1Q11.

The increase in operating expenses with regard to 4Q10 is attributable to an increases in salaries and employees benefits (+8.3%) and other expenses (+28.1%), which were mitigated by a drop in administrative expenses (-11.0%) after the seasonal effects recorded in the fourth semester of 2010 dissipated.

It is important to emphasize that SBS has ruled that as of 2011, profit sharing must be included in personnel expenses and not in employees’ profit sharing and income taxes line, which explains the increase reported in employee benefits and salaries in 1Q11.

Growth in other expenses is attributable to an increase in expenses associated with hedge for the Management Compensation Program, which was offset by a decrease in the provisions and income tax associated with this program in 1Q11.

The drop in administrative expenses is due to decline in levels for Marketing (-22.1%), Consulting   (-23.2%), Maintenance (-29.0%), Systems (-9.9%) and Others (-10.5%, where the reduction in institutional expenses is particularly noteworthy).

The following table contains details on administrative expenses and their quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	1Q11%		4Q10%		1Q10%		QoQ	YoY
Marketing	8,800	12.1%	11,291	13.8%	5,308	8.1%	-22.1%	65.8%
Systems	9,352	12.9%	10,384	12.7%	9,351	14.2%	-9.9%	0.0%
Transport	6,494	8.9%	6,213	7.6%	5,945	9.0%	4.5%	9.2%
Maintenance	2,540	3.5%	3,579	4.4%	2,675	4.1%	-29.0%	-5.0%
Communications	4,753	6.5%	4,337	5.3%	3,612	5.5%	9.6%	31.6%
Consulting	3,784	5.2%	4,928	6.0%	2,264	3.4%	-23.2%	67.2%
Others	19,658	27.1%	21,958	26.9%	19,969	30.4%	-10.5%	-1.6%
Taxes and contributions	8,356	11.5%	7,946	9.7%	6,694	10.2%	5.2%	24.8%
Other subsidiaries and eliminations, net	8,883	12.2%	10,943	13.4%	9,967	15.2%	-18.8%	-10.9%
Total Administrative Expenses	72,621	100.0%	81,579	100.0%	65,785	100.0%	-11.0%	10.4%

II. 7 Net Shareholders’ Equity and Regulatory Capital

Strong growth in quarterly net income led to a QoQ increase in ROAE, 26.8% in 1Q11. The BIS ratio, which continues to quite comfortable, is at 13.7%.

Shareholders' equity	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Capital stock	783,213	783,213	783,213	0.0%	0.0%
Reserves	628,987	388,309	388,309	62.0%	62.0%
Unrealized gains and losses	140,283	157,564	117,908	-11.0%	19.0%
Retained earnings	236,531	187,143	187,145	26.4%	26.4%
Income for the year	131,095	476,316	101,909	-72.5%	28.6%
Net shareholders' equity	1,920,109	1,992,545	1,578,484	-3.6%	21.6%
Return on average equity (ROAE)	26.8%	21.1%	25.1%

Return on equity was 26.8% in 1Q11, which represents a significant increase QoQ due to the fact that net shareholders’ equity declined QoQ (associated with lower accumulated net income thus far this year) and more importantly, quarterly net income grew significantly (+29.1% QoQ).   A YoY analysis shows that despite the 21.6% increase in net shareholders’ equity, ROAE rose considerably in 1Q11 (vs. 25.1% in 1Q10) due to strong earnings generation this quarter in comparison to 1Q10 (+28.6% YoY).

In terms of capitalization, BCP reported a BIS ratio of 13.7% at the end of 1Q11, which exceeds the figure reported in 4Q10 (12.8%). This result was due to an increase in regulatory capital and risk-weighted assets.

Regulatory capital demonstrated strong growth in 1Q11 (+12.0% TaT). This was due primarily to an increase in capital reserves (+51.0% QoQ), which were set aside in accordance with a decision reached by the Annual General Meeting last March.

Risk-weighted assets (RWA) increased 4.8% QoQ, a lower pace than regulatory capital. This was due to:

(i)	3.2% growth in the bank’s total assets, which drove an increase in credit RWA (+3.0% QoQ); and
(ii)	to a lesser extent, an increase in foreign currency position with regard to 4Q10, which led to an increase in market risk-weighted assets (+52.4% QoQ).

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	Mar 11	Dec 10	Mar 10	Mar 11 / Dec 10	Mar 11 / Mar 10
Capital Stock	912,175	910,551	900,295	0.2%	1.3%
Legal and Other capital reserves	714,701	473,177	467,848	51.0%	52.8%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	185,781	180,292	155,317	3.0%	19.6%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	428,481	440,614	447,115	-2.8%	-4.2%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit	(248,460)	(247,031)	(210,861)	0.6%	17.8%
Goodwill	(43,539)	(43,461)	(42,972)	0.2%	1.3%
Total Regulatory Capital	2,199,138	1,964,142	1,966,742	12.0%	11.8%

Tier 1 (2)	1,786,027	1,558,944	1,511,418	14.6%	18.2%
Tier 2 (3) + Tier 3 (4)	413,111	405,197	455,324	2.0%	-9.3%

Total risk-weighted assets	16,029,049	15,295,727	13,578,861	4.8%	18.0%
Market risk-weighted assets (5)	580,852	381,103	682,737	52.4%	-14.9%
Credit risk-weighted assets	14,845,257	14,406,737	12,425,377	3.0%	19.5%
Operational risk-weighted assets (6)	602,940	507,887	470,747	18.7%	28.1%

Market risk capital requirement (5)	56,923	37,348	64,860	52.4%	-12.2%
Credit risk capital requirement	1,454,835	1,411,860	1,180,411	3.0%	23.2%
Operational risk capital requirement (6)	59,088	49,773	44,721	18.7%	32.1%

Capital ratios
BIS ratio (7)	13.72%	12.84%	14.48%
Risk-weighted assets (8) / Regulatory Capital	7.29	7.79	6.90
(1)	Until June 2009, loan loss reserves up to 1% of gross loans. Since July 2009, up to 1.25% of total risk-weighted assets.
(2)	Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries - Goodwill - (0.5 x Inverstment in Subsidiaries)
+	Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement
+	Unrealized gains - Goodwill).
(3)	Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries)
(4)	Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5)	Since July 2009, it includes capital requirement to cover price and rate risk.
(6)	Effective as of July 2009.
(7)	Regulatory Capital / Risk-weighted assets (legal minimum = 9.8% since July 2010)
(8)
Until June 2009,  Risk-weighted assets = Credit risk-weighted assets + Capital requirement to cover market risk * 11.    Since July 2009,  Risk-weighted assets = Credit risk-weighted assets * 0.96 + Capital requirement to cover market risk * 10.5 + Capital requirement to cover operational risk * 10.5

III. Banco de Crédito de Bolivia

Results

In 1Q11, BCP Bolivia reported net income of US$ 5.3 million. This represents a 52.9% increase QoQ and a 6.1% contraction YoY. This QoQ increase is due primarily to an adjustment in the income tax credit, which was not taken in years past. This caused the income tax to go from US$ -1.2 million in 4Q10 to US$ 0.7 million in 1Q11. Additionally, the increase in net interest income (2.4%), which was attributable to sustained loan growth and higher interest rates, and a contraction in operating expenses (-10.1%), helped to considerably offset the decline in non-financial income (-6.5% QoQ) and the US$ 1.2 million increase in net provisions for possible loan losses in 1Q11. The YoY decrease, on the other hand, is primarily due to a contraction in interest income (-2.8% YoY) and growth in operating expenses.

Throughout the year, surplus liquidity, restrictions on foreign investment (50% of net shareholders’ equity), limitations on active rates for loans related to productive sectors (micro lending, corporate loans) and an increase in passive rates for personal loans have generated a significant decrease in net interest income. This trend reverted somewhat in this quarter. The fact that the Boliviano has appreciated has led to an increase in loans in US Dollars.

BCP Bolivia’s prudent credit risk management strategy allowed it to report a past due ratio of 1.71% in 1Q11 (1.47% in 4Q10 and 1.98% in 1Q10) and a coverage ratio of 242.8% (272.6% in 4T10 and 234.6% in 1Q10). The increase observed in delinquency is attributable to: i) several specific transactions in the wholesale banking portfolio were transferred to the past due portfolio and ii) seasonal factors in retail banking due to carnival celebrations in February, which generated payment delays. The wholesale banking loans referred to above are currently being refinanced while the retail loans in question are being repaid, which has led to a decrease in late payments. These indicators are proof that BCP Bolivia is one of the best performers in the Bolivian banking system, which reported ratios of 2.3% and 209.9% respectively at the end of 1Q11. BCP Bolivia’s ROAE was 22.3%, which exceeds 4Q10’s figure by 4.9% but represents a decline with regard to the 25.0% registered in 1Q10.

Assets and Liabilities

BCP Bolivia’s loan balance at the end of March 2011 was US$ 612.9 million, 1.3% higher than the US$ 605.2 million reported at the end of December 2010 and 25.2% above the level seen at the end of March 2010. Loan growth in the first quarter of the year was due to the bank’s decision to relax some loan guidelines given good macroeconomic indicators and the fact that our past due ratio is one of the lowest in the banking system.

This quarter, Retail Banking’s evolution was particularly noteworthy with a 4.5% growth QoQ and 31.9% YoY. This increase has an important impact on the bank’s results given that this portfolio represents 56.6% of total portfolio (Wholesale Banking accounts for 40.3% while Special Accounts represents 3.1%) and is the bank’s top performer in terms of interest rates.  The Retail Banking product that experienced the highest growth was the SME segment with 7.7% growth QoQ and 61.3% YoY, which represents 26.3% of this portfolio. The Mortgage segment, which accounts for 43.7% of the portfolio, grew 5.0% QoQ and 20.7% YoY.

In terms of liabilities, BCP Bolivia’s deposits grew 4.0% QoQ and 10.9% YoY. The QoQ increase is attributable primarily to 9.0% growth in demand deposits and a 2.4% increase in time deposits while YoY growth was due to a 45.5% increase in time deposits.

Net shareholders’ equity fell 1.0% QoQ but increased 10.4% YoY. The YoY increase is attributable to the fact that the bank set aside more voluntary reserves to strengthen the equity that backs asset growth.

Finally, BCP Bolivia has an 11.1% market share in current loans and 12.8% in total deposits, which situates the bank in fourth place in the Bolivian banking system in terms of loans and deposits. BCP Bolivia continues to position itself as a bank on the move that provides simple and efficient technological solutions by offering innovative transactional products and increasingly sophisticated on-line services.

Banco de Crédito de Bolivia	Quarter			Change %
US$ million	1Q11	4Q10	1Q10	QoQ	YoY
Net interest income	8.6	8.4	8.9	2.4%	-2.8%
Net provisions for loan losses	-1.4	-0.2	-0.3	454.1%	393.1%
Non financial income	8.8	9.4	9.1	-6.5%	-3.9%
Operating expenses	-11.9	-13.2	-11.0	-10.1%	8.5%
Translation result	0.4	0.2	0.0	75.2%	-3926.2%
Income tax	0.7	-1.1	-1.1	-168.2%	-166.7%
Net Income	5.3	3.4	5.6	52.9%	-6.1%
Total loans	612.9	605.2	489.7	1.3%	25.2%
Past due loans	10.4	8.8	9.6	18.2%	8.3%
Net provisions for possible loan losses	-24.5	-23.0	-21.7	6.5%	12.5%
Total investments	276.2	223.0	249.6	23.9%	10.7%
Total assets	1,160.6	1,122.0	1,062.2	3.4%	9.3%
Total deposits	1,027.6	988.3	926.6	4.0%	10.9%
Net shareholders' equity	94.6	95.5	85.7	-1.0%	10.4%
PDL / total loans	1.71%	1.47%	1.98%
Coverage ratio of PDLs	242.8%	272.6%	234.6%
ROAE *	22.3%	17.4%	25.0%
Branches	65	66	65
Agentes	33	34	46
ATMs	186	176	163
Employees	1,390	1,415	1,416
(1) ROAE: (Acumulated net income / average monthly equity (from dec. to date)) / (number of months)*12.

IV. Financiera Edyficar

Edyficar	Quarter			Change %
US$ 000	1Q11	4Q10	1Q10	QoQ	YoY
Net financial income	25,634	24,060	17,301	6.5%	48.2%
Total provisions for loan loasses	(2,462)	(2,443)	138	0.8%	-1889.4%
Non financial income	187	190	93	-1.5%	101.2%
Operating expenses	(14,666)	(13,318)	(9,763)	10.1%	50.2%
Operating Income	8,694	8,489	7,768	2.4%	11.9%
Translation results	62	(676)	1,449	109.2%	-95.7%
Employees' profit sharing and income taxes	(2,768)	(3,274)	(2,228)	-15.5%	24.2%
Net income	5,988	4,538	6,990	32.0%	-14.3%
Contribution to BCP	5,976	4,529	6,975	32.0%	-14.3%
Total loans	381,558	356,235	271,520	7.1%	40.5%
Past due loans	15,339	14,281	11,820	7.4%	29.8%
Net provisions for possible loan losses	(26,709)	(26,223)	(24,554)	1.9%	8.8%
Total assets	458,730	465,888	333,269	-1.5%	37.6%
Deposits and obligations	140,248	154,173	74,239	-9.0%	88.9%
Net shareholders´ equity	55,522	52,419	37,299	5.9%	48.9%
PDL/Total loans	4.0%	4.0%	4.4%
Coverage ratio of PDLs	174.1%	183.6%	207.7%
Return on average equity*	22.9%	18.0%	31.1%
Branches	101	101	100
Employees'	1,714	1,693	1,247
* Net shareholders' equity includes US$ 50.7 millions from goodwill.

Financiera Edyficar’s results in the first quarter of 2011 were positive and surpassed the figures reported for 4Q10. It was an auspicious start to the year. Net income in 1Q11 was US$ 6.0 million, which represents a 32% increase QoQ but indicates a 14.3% decline YoY. The main indicators in 1Q11 are:

i)	The loan portfolio continued to increase, reporting 7.1% growth QoQ and 40.5% YoY.

ii)
The past due ratio reported no change since 4Q10 (4.0%), which represents a decline in comparison to 1Q10. Although past due loans increased, growth in this regard was similar to growth in the loan portfolio. As such, the ratio remained unchanged.

iii)	Net income growth QoQ was due primarily to an increase in NII; results also improved due to a positive variation in the translation result and lower income tax.

Despite an increase of 9% QoQ in interest expenses, the NII grew 6.5% in 1Q11 due to growth in the loan portfolio in a local context characterized by increasing reference rates. Regardless, an approach to cover exchange rate risk through forwards has helped keep interest expenses down. Operating expenses increased 10.1% QoQ, due primarily to a regularization of expenditures for 2010 and the application of a productivity bonus in 1Q10. Net provisions for loan losses remained stable, experiencing a mere 0.8% increase QoQ. This fact, coupled with growth in the past due portfolio, generated a decline in the coverage ratio, which went from 183.6% in 4Q10 to 174.1% in 1Q11.

Unlike net income, operating income increased a mere 2.4% QoQ. The translation result was slightly positive due to the Nuevo Sol’s mixed behavior throughout 1Q11 (opening the quarter at 2.809, appreciating to 2.772  in January, and closing 1Q11 at 2.804). During 4Q10, the exchange rate depreciated from 2.787 to 2.809, generating a loss of US$ 676 thousand. The impact of income tax has fallen given that income tax for 2010 was provisioned, in its entirety, in 4Q10 while in 1Q11; a partial provision has been taken for 2011 to reduce the effect on 4Q.

Although Edyficar’s business is primarily related to micro lending, it maintains a Money Market portfolio with low risk investments (BCR time deposits). This portfolio fell in 1Q11, which is in line with lower market liquidity. This is in turn the effect of a 9.0% QoQ decrease in deposits and obligations due to a decline in investment by institutional clients.

Net shareholders’ equity increased 5.9% QoQ in 1Q11 but average return on equity (ROAE), including Goodwill, increased QoQ from 18.0% to 22.9% due to 32.0% growth in net income. The ROAE without Goodwill was 44.4%.

It is evident that Edyficar continues to contribute to BCP’s objectives in terms of loan levels, earnings obtained and efforts to increase the banking penetration of the microfinance system.

V. Atlantic Security Bank

In 1Q11, Atlantic Security Bank (ASB), a wholly-owned subsidiary of Atlantic Security Holding Corporation (ASHC), reported net earnings of US$ 13.0 million, which represents a 10.5% increase QoQ. In relative terms, this result was 3.9% lower than the figure obtained in 1Q10. This was due primarily to the fact that realized earnings were lower this quarter. Notwithstanding, ASB’s contribution to Credicorp remained stable.

Quarterly Results

ASB	Quarter			Change %
US$ million	1Q11	4Q10	1Q10	QoQ	YoY
Net interest income	8.9	10.0	9.2	-11.1%	-3.1%
Dividend income	0.2	0.3	0.2	-19.1%	27.5%
Fees and commissions from services	2.6	1.9	2.2	38.4%	17.9%
Net gains on foreign exchange transactions	-0.1	0.0	-0.2	-224.8%	74.8%
Total earnings	11.7	12.2	11.4	-3.8%	2.7%
Net Provisions	0.0	-1.8	0.0	0.0%	0.0%
Net gains from sale of securities	3.1	3.4	3.6	-10.1%	-13.8%
Other income	0.0	0.0	0.3	189.4%	-84.9%
Operating expenses	-1.9	-2.1	-1.7	10.3%	-6.6%
Net income	13.0	11.8	13.5	10.5%	-3.9%
Net income / share	0.2	0.2	0.2	10.5%	-3.9%
Contribution to Credicorp	13.0	11.8	13.5	10.5%	-3.9%
Total loans	508.2	468.1	507.7	8.6%	0.1%
Total investments available for sale	731.5	751.6	759.8	-2.7%	-3.7%
Total assets	1,323.9	1,337.8	1,365.4	-1.0%	-3.0%
Total deposits	1,045.9	1,117.7	1,123.8	-6.4%	-6.9%
Net shareholder's equity	174.8	205.0	135.9	-14.7%	28.6%
Net interest margin	2.82%	3.03%	2.73%
Efficiency ratio	12.6%	13.3%	11.5%
Return on average equity	27.4%	27.6%	23.5%
PDL / Total loans	0.00	0.00	0.00
Coverge ratio	0.2%	0.2%	0.2%
BIS ratio (1)	14.43%	23.43%	22.01%
(1) Until December 2010, Bis ratio = Regulatory Capital / Risk weighted assets (RWA). Since January 2011, Basel II is implemented, and Bis ratio = (Regulatory capital - deductions) / (RWA credit risk + Charge operational risk + Charge market risk).

The QoQ increase is mainly attributable to higher fees for commissions from services in 1Q11, which rose due to an increase in our clients’ interest in off-balance sheet AuM. Subsequently, the financial margin fell 11.1% due to movements of clients´ funds to off- balance sheet products, which was offset by higher fees on commissions for services this quarter. It is important to point out that no reserves were set aside for the risk portfolio this quarter.

In terms of operating efficiency, the efficiency ratio was 12.6% this quarter. This represents a 0.7% decline QoQ and reflects an improvement in this indicator. This improvement stems from the fact that no reserves were set aside this quarter and expenditures fell.

ROAE reached 27.4%, which tops 4Q10’s figure (25.0%) and is 700 percentage points above1Q10’s result. This was attributable to higher net income this quarter.

Assets and Liabilities

Interest-earning assets totaled US$ 1,259 million as shown in the table below. The QoQ decrease of 2.2% is due primarily to a migration from deposits to off-balance assets. Moreover, interest-earning assets have recomposed given that cash and investment positions have fallen due to migration of funds to the off-balance assets mentioned above as well as the allotment of more funds for loans to Peruvian companies (which is reflected in the increase in loans reported).

Interest earning assets*	Quarter			Change %
US$ million	1Q11	4Q10	1Q10	QoQ	YoY
Due from banks	63	98	77	-35.1%	-17.6%
Loans	508	468	508	8.6%	0.1%
Investments	688	722	742	-4.7%	-7.3%
Total interest-earning assets	1,259	1,288	1,326	-2.2%	-5.1%
(*) Excludes investments in equities and mutual funds.

A significant portion of the instruments are investment grade (70%), which reflects the bank’s prudent policy to concentrate portfolio investment in instruments with a good risk profile.

ASB institutes strict control over and follow-up on diversification strategies and the limits established for investment type to maintain a healthy balance in the proprietary portfolio in terms of loan quality and returns, which contribute to the financial margin and subsequently increase expected returns for shareholders.

Client deposits fell 6.4% QoQ and 6.8% YoY. This was attributable to the migration to off-balance sheet assets due to low interest levels in the market and the fact that rates have not varied since 2009. In this regard, ASB offers a wide gamut of investment products and equity management services to guarantee client loyalty.

Other liabilities increase 583.3% QoQ due to dividends payable for FY2010 of US$ 45 millions and a drawdown under working capital lines of U$ 45.8 million to compensate the migration of clients to off-balance sheet products.

Shareholders’ equity fell 14.7% with regard to 4Q10 due a declaration of $45.0 million in dividends, which will be paid to shareholders in May 2011. Nevertheless, if we exclude this effect, shareholders’ equity increased 10.5% due to an increase in the valuation of our portfolio and reported earnings. The YoY increase was 2.3%, which was attributable to an increase in retained earnings on net income in 2010.

The BIS Ratio fell in 2011 due to modifications stemming from the implementation of the Basilea II model adopted by ASB’s regulating entity, the Cayman Islands Monetary Authority (CIMA), which led this ratio to 14.43% vs. 24.43% during 4Q10. This methodology contemplates concepts of loan risk, operating risk and market risk and also deducts securitized operations from available capital. The goal is to strengthen institutions and ensure that financial entities maintain more robust equity levels through higher quality loan assets.

ASB maintains its minimum legal ratio at 12% and the effect of applying the Basilea II methodology in 1Q11 reduces the ratio approximately 4% in comparison to the result obtained under the previous methodology whereas 4Q10’s results also contemplate the effect of declared dividends.

Asset Administration

AuM includes clients´ deposits and investments in proprietary mutual funds and financial instruments in custody. Total funds fell 3.7% QoQ but increased 16.3% YoY.

AUMs declined 2.7% QoQ due to changes in the valuation of client investments. In comparison to the same quarter last year, growth was 27.0%. This was attributable to an increase in both the volume and market value of our clients’ investments in funds and direct purchases.

The drop in deposits is directly related to the increase in client investments that are managed by ASB.

VI. Prima AFP

PRIMA’s net income in 1Q11 was US$ 8.1 million, which represents a 1.1% increase QoQ. This slight QoQ improvement was due to an income tax reversal at the end of 2010 following changes to IFRS accounting standards. This led to an increase in this quarter’s net result. The operating result reflects 37.2% growth regards to 4Q10, which is attributable to higher income from services and a decrease in expenses for advertising and investment management.

PRIMA’s commercial activity continued to focus on new captures. Accordingly, new affiliations rose 21.5% QoQ.

PRIMA’s funds under management represented 31.5% of all funds managed by the private pension system (SPP) at the end of March 2011, which is an improvement over the share obtained in the previous quarter.

PRIMA’S collections continued an upward trend, surpassing the volume reported last quarter to total 33.9% of all the contributions made to the SPP.

Quarterly main indicators and market share	PRIMA 1Q11	System 1Q11	Part. 1Q11%	PRIMA 4Q10	System 4Q10	Part. 4Q10%
Affiliates	1,144,128	4,710,123	24.3%	1,124,457	4,641,688	24.2%
New affiliations (1)	21,210	77,689	27.3%	17,450	67,853	25.7%
Funds under management US$ million	9,458	30,068	31.5%	9,765	31,077	31.4%
Collections US$ million (1)	172	506	33.9%	165	497	33.3%
Voluntary contributions US$ million	122	n.a.	n.a.	122	268	45.5%
RAM US$ million (2)	456	1,420	32.1%	433	1,371	31.6%
Source: Superintendencia de Banca, Seguros y AFP.
(1) Accumulated to the Quarter.
(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Commercial Results

The volume of new affiliations increased considerably in 1Q11 while the number of transfers declined slightly. Captures totaled 23,468, including 21,210 new affiliations and 2,258 transfers. This result is in line with the company’s commercial objectives. These figures indicate quarterly variations of +21.5% in new affiliations and -5.4% in transfers. The effect of new affiliations and transfers (entries and exits) produced a positive balance for the company in terms of Monthly Insurable Remuneration (RAM) and exceeded the results reported in the fourth quarter of 2010. The evolution of PRIMA’s RAM has been positive for the company and has helped it maintain its lead for this indicator with a 32.1% share of SPP.

At the end of the first quarter, the portfolio managed by PRIMA totaled US$ 9,458 million, which represents 31.5% of the total of SPP’s funds under management and constitutes a solid market share.

Investments

During the first quarter of the year, the Peruvian market experienced volatility due to a series of events, including: a preference for developed markets and profit taking by foreign investors; armed conflict in the Middle East; higher oil prices; the earthquake in Japan and the subsequent nuclear crisis; and expectations of higher inflation among other factors. Just as these concerns have begun to dissipate, the Peruvian elections have come to the forefront to generate volatility in the local market.

We hope the recent market downturn is due to the elections and is not permanent. Optimistically, the markets will show signs of recovery given that the Peruvian economy’s fundamentals are intact and the companies in which PRIMA invests affiliates’ pension funds have a favorable outlook.

The profitability of PRIMA’s managed funds over the last 12 months (March 2011/March 2010) reached 7.76%, 16.75% and 27.18% for funds 1, 2 and 3 respectively. With these results, PRIMA is in first place in terms of profitability in fund 2, second in fund 1 and third in fund 3. The value of the funds managed by PRIMA totaled US$ 9,458 million at the end of March 2011, which represents a 3.1% decline QoQ.

Annualized profitability for a 5-year period (March 2011/March 2006) for Prima’s fund 2, which represents 65% of funds under management, was 14.37% while the average profitability in the private pension system was 13.42%. It is important to point out that PRIMA leads the system in profitability for this period.

Since SPP’s creation to date (March 2011/March 1994), the annualized profitability of the funds managed by the AFP has been 13.57% and 8.82% in nominal and real terms respectively.

The table below provides details on the structure of the funds managed by PRIMA at the end of the first quarter:

Funds under management as of March 2011	Mar 11	Share %	Dec 10	Share %
Fund 1	696	7.4%	713	7.3%
Fund 2	6,177	65.3%	6,364	65.2%
Fund 3	2,585	27.3%	2,688	27.5%
Total US$ millon	9,458	100%	9,765	100%
Source: Superintendencia de Banca, Seguros y AFP

Financial Results

Income

During the first quarter, PRIMA reported US$ 23.9 million in income from commissions, which represents 9.5% growth QoQ and 17.0% YoY. This was due to the fact that our income base grew while the national economy strengthened.

In terms of the RAM indicator, which indicates aggregate salaries of system affiliates and represents each AFP income base, PRIMA has maintained a solid market position with a RAM base of US$ 456 million at the end of March 2011.

Estimate of base to calculate earnings
US$ million	PRIMA - Mar 2011	System - Mar 2011	Share %
Income (1)	8.0	26.9	29.7%
Administrative fees	1.75%	n.a.	n.a.
RAM base (2)	456	1,420	32.1%
PRIMA AFP estimates. In accordance to local public infomation, (CONASEV).
(1) Average income from the last four months, excluding special collections and voluntary contribution fees.
(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenditures

Operating expenses in the first quarter fell 10.2% QoQ due to lower charges for advertising and investment management.

Income growth and expense control in 1Q11 were reflected in operating income, which totaled US$ 11.5 million (37.2% growth QoQ). Expenses for depreciation and amortization, including charges for amortization of intangible assets (obtained following the merger with Union Vida) as well as depreciation and amortization of real estate, equipment and system, totaled US$ 2.4 million during the quarter.

Finally, PRIMA’s net income in the first quarter was US$ 8.1 million, which represents a 1.1% increase QoQ. It is important to emphasize that the slight growth in net income in 1Q11 versus 4Q10 was due to the fact that at the end of last year reversals were made in the income tax and employee profit sharing accounts following changes to IFRS’s reporting standards, which is reflected in the increase in net income this quarter. The 36.1% growth recorded in net income in 1Q11 in comparison to the same period last year is attributable to an expansion in the company’s income base and expenditure control.

At the end of March 2011, PRIMA reported an asset level of US$ 278.2 million, net shareholders’ equity of US$ 168.2 million and liabilities for a total of US$ 109.9 million.

The company’s financial results can be found in the table below:

				Change %
Main financial indicators (US$ thousand) (1)	1Q11	4Q10	1Q10	QoQ	YoY
Income from commissions	23,983	21,909	20,494	9.5%	17.0%
Administrative and sale expenses	(10,042)	(11,181)	(8,826)	-10.2%	13.8%
Depreciation and amortization	(2,399)	(2,314)	(2,467)	3.7%	-2.8%
Net operating income	11,541	8,414	9,201	37.2%	25.4%
Other income and expenses, net	(557)	(505)	(629)	10.4%	-11.5%
Employee profit sharing and income tax (2)	(2,877)	90	(2,405)	-3280.6%	19.6%
Net income before translation results	8,107	8,000	6,166	1.3%	31.5%
Translations results and deferred liabilities	(12)	8	(220)	-250.0%	-94.4%
Net income	8,095	8,008	5,946	1.1%	36.1%
Total assets	278,165	276,139	245,996	0.7%	13.1%
Total liabilities	109,923	92,437	94,573	18.9%	16.2%
Net shareholders' equity	168,242	183,703	151,423	-8.4%	11.1%
(1) IFRS
(2) According to changes in IFRS accounting standards, from 2011 employee profit sharing is included as an administrative and sale expenses.

VII.  El Pacífico Peruano Suiza and Subsidiaries

Grupo Pacifico

Pacifico Insurance Group, which is comprised of the property and casualty (PPS), life insurance (PV) and health insurance (EPS), reported net income before minority interest of US$ 15.7 million in 1Q11. Despite an improvement in the underwriting result, this figure was below the US$ 16.5 million reported in 4Q10 and is attributable to an increase in general expenses this quarter due to investments. The YoY result reflects 4.0% growth, which stems primarily from higher net earned premiums.

The underwriting result in 1Q11 totaled US$ 27.9 million, which is 15.0% higher than the US$ 24.3 million reported in 4Q10 and 62.6% above 1Q10’s result of US$ 17.2 million. This is attributable primarily to: i) an increase in net earned premiums in 1Q11 in the life insurance segment (PV), which were US$ 44.0 million in comparison to US$ 38.1 million in 4Q10 and ii) a lower loss ratio in the property and casualty segment (PPS) of 48.6% compared to 54.8% in 4Q10.

The underwriting result this quarter reported earnings of US$ 25.3 million in financial income, which represents an increase with regard to the US$ 24.4 million registered in 4Q10 and the US$ 21.6 million reported in 1Q10.

General expenses, which totaled US$ 33.3 million, reflected an increase over the US$ 29.6 million reported in 4Q10 and the US$ 23.2 million registered in 1Q10. This growth was primarily attributable to the property and casualty segment (PPS) in 1Q11, which experienced: i) an increase in provisions for uncollectible reinsurance, ii) higher expenses for advertising and third party fees, and iii) an increase in personnel expenses. These events were in line with the company’s strategy to develop new markets and products.

Finally, Pacifico Insurance’s contribution to Credicorp was US$ 15.3 million in 1Q11. This represents a 4.0% decline with regard to 4Q10 but largely surpasses the figure of US$ 8.5 million posted in 1Q10.

It is important to point out that due to changes in international standards for financial reporting, expenses for Profit Sharing are included in personnel expenses (administrative expenses). Changes in these concepts have been included in 2010’s results for all companies in the group (PPS, EPS and PV).

US$ thousand	Net earnings*				Total Contribution
Period	PPS	PV	EPS**	PGA	to BAP
1Q10	5,774	7,759	1,510	15,043	8,492
2Q10	8,095	10,487	1,878	20,461	12,518
3Q10	7,599	6,962	1,826	16,386	10,439
4Q10	6,737	8,667	1,045	16,450	15,962
1Q11	4,798	8,924	1,929	15,651	15,325
QoQ	-29%	3%	84%	-5%	-4%
YoY	-17%	15%	28%	4%	80%
* Before including minority interest.
** Includes Médica, an additional company which offers medical assistance services.

Pacifico General Insurance (PPS)

Net income in 1Q11 totaled US$ 4.8 million in comparison to US$ 6.7 million in 4Q10 and US$ 5.8 million in 1Q10.

The underwriting result reflected improvement over 4Q10’s figure but was unable to completely offset the increase in general expenses in 1Q11, which was due primarily to: i) an increase in provisions for uncollectible reinsurance, ii) an increase in advertising expenses and fees for third party services and iii) an increase in provisions for additional profit sharing. Both of the aforementioned are in line with the company’s strategy to develop new markets.

The QoQ variation is due primarily to higher expenses for income tax given that the tax on current income was calculated with a larger taxable base in March.

Technical Results by Business Unit

	1Q11				4Q10				1Q10
US$ millon	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	22.6	16.3	14.7	53.7	22.3	16.0	16.1	54.3	19.8	14.7	10.6	45.1
Underwriting results	6.9	4.4	6.7	18.1	9.2	2.2	6.1	17.4	7.5	3.4	2.1	13.0
Loss ratio	45.6%	64.4%	35.8%	48.6%	37.7%	77.2%	56.4%	54.8%	39.6%	68.4%	62.6%	54.4%
Underwriting results / net earned premiums	30.6%	27.2%	45.5%	33.7%	41.1%	13.7%	37.9%	32.1%	38.0%	23.2%	19.4%	28.8%

•	The underwriting result for Vehicle Insurance was US$ 6.9 million in 1Q11, which represents a decrease compare to the US$ 9.2 million reported in 4Q10 due to a higher loss ratio.

The underwriting result in the Cars line was US$ 5.3 million in 1Q11. This QoQ decline is due primarily to a quarterly increase in the loss ratio, which went from 39.4% in 4Q10 to 49.7% in 1Q11 following an increase in the average cost of claims stemming from a change in the insured vehicle mix, which included more new cars due to an increase in market sales.

Obligatory Statutory Insurance (SOAT) reported an underwriting result of US$ 1.6 million in 1Q11, which tops the US$ 1.4 million registered in 4Q10. This is due primarily to a lower loss ratio, which is in turn attributable to a decline in provisions for old claims and an increase in premiums in this line following the successful consolidation of channels that mainly target individuals.

•
During 1Q11, the Private Health line reported an underwriting result of US$ 4.4 million, which is US$ 2.3 million higher than 4Q10’s result of US$ 2.2 million. The loss ratio of 64.4% fell below the 77.2% reported in 4Q10 and the 68.4% posted in 1Q10 due to a release for IBMR claims in the month of March as well as efficient management of reported claims. Compared to 1Q10, the net earned premium increased 10.9%. This was due primarily to the development of new products and sales channels.

•
The Property and Casualty line (P & C) reported a net earned premium of 14.7%, which represented an 8.7% decrease QoQ that was due primarily to a decrease in premium turnover in Technical Lines and Marine Hulls and a need to set aside more reserves for Personal Accidents. Nevertheless, an improvement in this quarter’s loss ratio facilitated an underwriting result of US$ 6.7 million, which represents a 9.7% increase over the US$ 6.1 millions reported in 4Q10.

With regard to 1Q10, a slight increase was reported in the underwriting result. This was mainly due to a drop in the loss ratio in the Fire line, which was affected by a severe claim in 1Q10, and an increase in the net earned premium for this line.

PPS’s net financial income was US$ 8.6 million in 1Q11, which represents an increase of the US$ 6.4 million reported in 4Q10. This is due primarily to higher income on the sale of equity securities this quarter.

In summary, a QoQ comparison of the results of the property and casualty segment (PPS) indicates the following important points: (i) income for net insurance premiums totaled US$ 53.7 million while (ii) total operating costs were US$ 19.7 million. With these results, we obtain (iii) a combined quarterly ratio of 103.1%, 48.6 points of which correspond to costs or expenditures for net losses (loss ratio), 17.7 points to business acquisition costs and the remaining 36.8 points to general or administrative expenses.

Pacifico Vida (PV)

Pacifico Vida reported net income before minority interest of US$ 8.9 million in 1Q11, which represents a 3% increase QoQ and 15% YoY. QoQ growth is due primarily to an increase in the net earned premium, which was accompanied by a lower loss ratio and a decrease in general expenses.

The underwriting result in 1Q11 of US$ 3.4 million was due primarily to: i) a higher net earned premium of US$ 44.0 million in 1Q11 with regard to the US$ 38.1 million reported in 4Q10. This was attributable to the fact that fewer underwriting reserves were set aside this quarter due to a drop in annuity sales and ii) a decline in the loss ratio from 61.4% in 4Q10 to 60.7% in 1Q11.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	1Q11	4Q10	1Q10	QoQ	YoY
Individual life	15.7	15.4	13.7	2.1%	14.9%
Individual annuity	30.5	36.0	14.2	-15.3%	114.8%
Disability & survivor (Pension)	13.1	12.2	10.7	6.7%	22.4%
Credit Life	9.7	9.6	6.6	0.7%	47.5%
Personal accidents	3.9	3.1	2.9	26.4%	35.6%
Group life (Law)	3.4	2.5	2.8	39.5%	23.5%
Group life	3.0	3.0	3.6	-1.0%	-15.7%
Limited workers compensation	4.1	3.6	3.2	14.5%	26.8%
TOTAL	83.4	85.4	57.6	-2.4%	44.9%

Net financial income of US$ 16.3 million represents a decline in comparison with the US$ 17.8 million reported in 4Q10 due to a decrease in income for securities sales given that the result for 4Q10 contemplates an adjustment in the market for liquid investments.

General expenses in 1Q11 were US$ 9.7 million, which represents a drop of 3.8% QoQ. This was mainly attributable to lower personnel expenses.

Pacifico Salud (EPS)

During 1Q11, Pacifico Salud reported net income of US$ 1.9 million, which tops last quarter’s figure of US$ 1.0 million and the US$1.5 million reported in 1Q10. This was due to an increase in the net earned premium, a decline in the loss ratio and lower general expenses this quarter.

The net earned premium totaled US$ 40.5 million in 1Q11, which surpasses the US$ 39.7 million posted in 4Q10 and the US$ 34.9 million reported in 2Q10. This increase is mainly due to income from new accounts in our portfolio and an increase in the number of insured. The loss ratio of 75.8% in 1Q11 fell in comparison to the 78.0% reported in the same quarter last year due to an increase in premiums from new accounts.

General expenses totaled US$ 4.8 million in 1Q11 vs. US$ 5.0 million in 4Q10. This decline was due to lower expenses for provisions for additional salaries (in July and December) and employee profit sharing as well as expenses associated with financial options.

VIII. Economic Outlook

Economic Activity

After 9.2% growth in 4Q10, which allowed the economy to close 2010 with 8.8% growth YoY, Peru reported annualized growth of 8.5% in 1Q11. This reflects a deceleration trend that began in 2Q10.

Throughout 2010, growth was primarily attributable to the non-primary sectors and 1Q11 was not the exception. Nevertheless, growth in these areas has slowed over the past few months. For example, the manufacturing sector and the non-primary manufacturing sub-sector grew 11.0% and 11.4% respectively in February, although a decline was visible with regard to the previous month’s figures (14.4% and 14.8%). The commerce sector reported 10.8% growth (vs. 10.2% in January) and the construction sector grew only 4.9% in February (vs. 16.2% in January) due to a decrease in internal cement consumption and the fact several large public works projects were concluded, primarily in the transportation sector. These results are consistent with the slowdown in growth that was forecasted for 2011 due to the withdrawal of monetary and fiscal stimuli and the uncertainty generated by the elections.

Nevertheless, internal demand, similar to last year, will continue to be the primary driver of growth in 2011.  In this context, demand will be driven by the manufacturing sector (which is expected to experience double-digit growth) as well as by the favorable evolution of the service sector (which is the main contributor to growth).

Gross Domestic Product and Internal Demand
(Annualized percentage variation)

Source: INEI, BCR

External Sector

In the first two months of the year, the accumulated trade surplus was US$ 981 MM, which represents a decrease with regard to the figure of the same period last year (US$ 1,146 MM). This was due to the fact that imports were more dynamic, growing 33.6%, while exports expanded 22.8%.

Growth in exports is primarily attributable to an increase in quotes for the country’s main export products given that the exported volume fell 1.2% due to a drop in sales for traditional products (-7.1%). In this scenario, the average price of exports increased 24.2%. Growth for traditional products such as coffee (+38.1%), copper (+35.2%) and gold (+23.5%) was particularly noteworthy.

Growth in imports is attributable to an increase in volume, which rose 18.8% in the first few months of the year. Growth in capital goods (+37.5%) was particularly important and reflects the fact that internal demand remains dynamic.

At the end of March 2011, NIR totaled US$ 46,127 MM, which represents an increase of US$ 2,022 MM with regard to 2010’s closing figure. This was due to the fact that financial entities increased their deposits in the BCR after it raised legal reserve requirement rates and was also linked to purchases of foreign currency in February. On April 18, the NIR reached US$ 46,777 MM, which is attributable to higher reserve requirements for deposits that was mitigated by the sale of  US$ 91 MM on April 14th (the first conducted in the last two years) and due to swap transactions in dollars for US$ 54 MM.

Exports and Imports
(3 month moving average annual % var.)

Source:  BCR

Prices and Exchange Rate

Accumulated inflation in 1Q11 was 1.48% while annual inflation was situated at 2.66%, which is in the upper range of BCR’s inflation target (2% +/- 1pp).

Thus far this year, this increase in prices is due primarily to inflation in the Food and Beverage group, which registered an accumulated variation of 2.9% at the end of the quarter (3.64% annual). During the first three months of the year, elevated international prices for food stuffs had a larger effect on domestic prices, a fact that was particularly visible in March. This increase coincided with the summer season and the subsequent decline in agricultural supplies.

The aforementioned increase in prices was offset by modest inflation in Fuel and Electricity as well as Transportation and Communications, which reported lower tariffs following the government’s decision to reduce the value-added tax to 18% and the fact that adjustments to the bands for the Fuel Price Stabilization Fund (FECP) were postponed. This adjustment may drive up consumer prices for fuel in the next few months.

Although higher prices for consumers correspond to supply factors, the BCR will have to keep vigilant watch over inflationary pressures on the demand side given that core inflation grew 0.6% in March (the highest monthly increase since March 2009). Additionally, analysts have adjusted their expectations for inflation in 2011 for 3% to 3.3% in March. The appreciatory trend seen in the first few months of the year was reverted in the last few weeks due to the uncertainty generated by the current elections process. This instability has caused considerable volatility and an appreciation in the dollar in the past few weeks, which led BCR to intervene in the foreign exchange market to sell US$ 91 MM after the price of the dollar hit the maximum of S/. 2.83.

	Consumer	Price	Index
Exchange Rate
	(Annual	Percentage	variation)
(Nuevos Soles for US$)

Source: INEI, BCR
Fiscal Sector

In February, the central government’s total collections continued an upward trend but at a slower pace. This result reflects a deceleration in dynamism and the corresponding effects on the value-added tax (IGV) and income tax collections (IR) despite the fact that commodity prices have increased over the past few months. Tax income grew at an annual rate of 22.7% in February, which is similar to the rates seen over the last three months.

In terms of spending, fiscal policy has been erratic in the past few months. Although the Central Government has announced that it will pursue fiscal consolidation, a number of controversial measures put this process at risk. An Emergency Decree was issued in March to enact extraordinary measures to improve the fiscal position to offset the effects of the tax cuts stipulated at the beginning of 2011 in the budget. Despite the apparent commitment to improve public spending management, it is evident that the Ministry of Economy and Finance’s previous decisions, including measures to accelerate SNIP procedures, transfers the Police Military Pension Fund (approximately S/.125 MM) and issue of decrees to authorize expenditures in other sectors of the central government have encouraged public spending and reverted the consolidation measures already in place.

Tax Income of the Central Government
(Annualized in Nuevos Soles billions)

Source: Sunat

Banking System

In February, the private sector’s loan book increased 1.2% MoM. In annual terms, growth reached 20.6%. This reflected a slight decline with regard to last month’s figure (+20.7%) and was in line with the trend toward moderation observed since December 2010.

Within the loan segment, loans denominated in local currency grew in annual terms more than those denominated in foreign currency (21.1% and 20.0%) respectively. In this scenario, the dollarization coefficient of loans to the private sector, without including branches abroad, was 44.0% (similar to October). During the previous year, this coefficient fell 2 points in line with BCRP’s intentions to de-dollarize the economy.  This trend, nevertheless, is at risk due to recent depreciatory pressures on the Nuevo Sol due to political risk.

As such, in line with BCRP’s moves to increase the reference rate, a progressive increase has been evident in interest rates in soles. The TIPMN demonstrated an upward trend for the fourth consecutive month, reaching 2.11% in April. The TAMN was situated at 18.55% in April, which reflects a downward trend that was constant with the exception of a single interruption in February. It is important to mention that active interest rates continue to demonstrate differentiated behavior as some rise (commercial and sme loans) and others (mortgage loans) remain steady.

Main Financial Indicators

	2008	2009					2010
	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ	IIIQ	IVQ	Year
GDP (US$ MM)	127,643	27,914	31,927	32,010	35,302	127,153	35,272	39,078	38,545	41,024	153,919
Real GDP (var. %)	9.8	1.9	-1.2	-0.6	3.4	0.9	6.2	10.0	9.6	9.2	8.8
GDP per-cápita (US$)	4,532	3,888	4,407	4,379	4,786	4,365	4,739	5,204	5,087	5,366	5,099
Domestic demand (var. %)	12.1	-0.8	-5.8	-5.0	0.4	-2.9	8.5	14.2	15.2	13.2	12.8
Consumption (var. %)	8.7	4.1	1.6	1.0	2.8	2.4	5.4	5.8	6.2	6.5	6.0
Private Investment (var. %)	28.3	4.3	-16.0	-14.6	-5.9	-8.6	12.6	29.5	27.5	22.6	23.0
CPI (annual change, %)	6.7	4.8	3.1	1.2	0.3	0.3	0.8	1.6	2.4	2.1	2.1
Exchange rate, eop (S/. per US$)	3.14	3.16	3.01	2.88	2.89	2.89	2.84	2.84	2.79	2.82	2.82
Devaluation (annual change, %)	4.7	15.2	1.5	-3.1	-8.0	-8.0	-10.2	-5.6	-3.2	-2.4	-2.4
Exchange rate, average (S/. per US$)	2.92	3.18	3.02	2.96	2.89	3.01	2.85	2.84	2.81	2.80	2.83
Non-Financial Public Sector (% of GDP)	2.1	2.6	1.8	-3.2	-8.2	-1.9	3.0	2.1	-1.1	-5.6	-0.5
Central government current revenues (% of GDP)	18.2	16.5	16.7	15.3	15.2	15.9	18.1	18.0	16.6	16.2	17.2
Tax Income (% of GDP)	15.6	14.6	14.1	13.0	13.4	13.8	15.4	15.6	14.3	14.1	14.8
Non Tax Income (% of GDP)	2.6	1.9	2.6	2.2	1.8	2.1	2.7	2.4	2.3	2.1	2.4
Current expenditures (% of GDP)	12.4	11.8	10.7	14.8	13.5	12.7	11.3	10.3	13.3	12.6	11.9
Capital expenditures (% of GDP)	4.4	3.5	4.5	6.1	10.1	6.1	3.9	5.9	6.4	9.2	6.4
Trade Balance (US$ MM)	3,090	513	1,335	1,838	2,188	5,873	1,588	1,554	1,484	2,124	6,750
Exports (US$ million)	31,529	5,396	6,161	7,169	8,159	26,885	7,924	8,164	9,299	10,178	35,565
Imports (US$ million)	28,439	4,883	4,827	5,330	5,971	21,011	6,336	6,610	7,815	8,054	28,815
Current Account Balance (US$ MM)	-4,723	-391	106	264	267	247	-553	-342	-889	-531	-2,315
Current Account Balance (% of GDP)	-3.7	-1.4	0.3	0.8	0.8	0.2	-1.5	-0.9	-2.3	-1.3	-1.5
Source: BCR, INEI, estimated by BCP.

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousands, IFRS)

	As of			Change %
	Mar 11	Dec 10	Mar 10	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	1,187,425	1,624,377	959,387	-26.9%	23.8%
Interest bearing	5,870,718	6,958,478	2,508,872	-15.6%	134.0%
Total cash and due from banks	7,058,144	8,582,855	3,468,259	-17.8%	103.5%

Marketable securities, net	99,492	115,568	109,326	-13.9%	-9.0%

Loans	14,677,095	14,375,358	11,922,859	2.1%	23.1%
Current	14,447,914	14,165,450	11,707,108	2.0%	23.4%
Past due	229,182	209,908	215,750	9.2%	6.2%
Less - net provisions for possible loan losses	(434,209)	(415,703)	(381,206)	4.5%	13.9%
Loans, net	14,242,886	13,959,655	11,541,653	2.0%	23.4%

Investments securities available for sale	5,777,997	3,768,248	6,121,314	53.3%	-5.6%
Reinsurance assets	139,566	160,249	147,719	-12.9%	-5.5%
Premiums and other policyholder receivables	117,189	129,136	98,527	-9.3%	18.9%
Property, plant and equipment, net	376,807	372,913	347,185	1.0%	8.5%
Due from customers on acceptances	53,709	70,331	78,795	-23.6%	-31.8%
Other assets	1,469,785	1,254,225	1,568,695	17.2%	-6.3%

Total assets	29,335,576	28,413,180	23,481,472	3.2%	24.9%

LIABILITIES AND NET SHAREHOLDERS¨ EQUITY
Deposits and Obligations
Non-interest bearing	4,900,025	4,360,570	3,820,384	12.4%	28.3%
Interest bearing	13,178,791	13,707,548	10,986,276	-3.9%	20.0%
Total deposits and Obligations	18,078,816	18,068,118	14,806,660	0.1%	22.1%

Due to banks and correspondents	2,227,825	2,244,446	1,491,207	-0.7%	49.4%
Acceptances outstanding	53,709	70,331	78,795	-23.6%	-31.8%
Reserves for property and casualty claims	1,045,252	1,008,724	916,970	3.6%	14.0%
Reserve for unearned premiums	179,641	187,599	138,553	-4.2%	29.7%
Reinsurance payable	35,885	60,775	33,999	-41.0%	5.5%
Bonds and subordinated debt	3,682,320	3,001,698	2,346,061	22.7%	57.0%
Other liabilities	1,177,618	841,238	1,203,198	40.0%	-2.1%
Minority interest	53,919	56,502	181,477	-4.6%	-70.3%
Total liabilities	26,534,986	25,539,431	21,196,920	3.9%	25.2%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(75,256)	(74,712)	(75,090)	0.7%	0.2%
Capital surplus	109,056	119,637	116,186	-8.8%	-6.1%
Reserves	1,385,098	1,398,323	1,385,098	-0.9%	0.0%
Unrealized gains	299,122	366,721	262,680	-18.4%	13.9%
Retained earnings	610,657	591,868	123,765	3.2%	393.4%
Net shareholders' equity	2,800,590	2,873,749	2,284,552	-2.5%	22.6%

Total liabilities and net shareholders' equity	29,335,576	28,413,180	23,481,472	3.2%	24.9%

Contingent credits	10,495,590	9,257,732	2,662,856	13.4%	294.1%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %
	1Q11	4Q10	1Q10	QoQ	YoY
Interest income and expense
Interest and dividend income	431,018	396,782	332,739	8.6%	29.5%
Interest expense	(120,946)	(114,652)	(87,153)	5.5%	38.8%
Net interest income	310,072	282,131	245,585	9.9%	26.3%

Net provisions for loan losses	(41,517)	(48,304)	(43,181)	-14.0%	-3.9%

Non financial income
Fee income	142,489	136,146	125,430	4.7%	13.6%
Net gain on foreign exchange transactions	31,340	28,907	25,439	8.4%	23.2%
Net gain on sales of securities	18,505	10,725	7,022	72.5%	163.5%
Other	13,440	16,088	9,917	-16.5%	35.5%
Total non financial income, net	205,774	191,866	167,808	7.2%	22.6%

Insurance premiums and claims
Net premiums earned	133,004	126,986	111,029	4.7%	19.8%
Net claims incurred	(15,386)	(16,650)	(13,624)	-7.6%	12.9%
Increase in cost for life and health policies	(67,472)	(67,838)	(64,919)	-0.5%	3.9%
Total other operating income, net	50,146	42,498	32,487	18.0%	54.4%

Operating expenses
Salaries and employee benefits	(135,418)	(127,082)	(115,196)	6.6%	17.6%
Administrative, general and tax expenses	(89,067)	(101,194)	(78,001)	-12.0%	14.2%
Depreciation and amortization	(23,145)	(22,814)	(20,507)	1.5%	12.9%
Merger expenses	-	-	-	100.0%	100.0%
Other	(38,690)	(36,354)	(23,995)	6.4%	61.2%
Total operating expenses	(286,320)	(287,444)	(237,698)	-0.4%	20.5%

Operating income*	238,155	180,747	165,002	31.8%	44.3%
Translation result	1,023	(7,074)	12,059	-114.5%	-91.5%
Employees' profit sharing **	0	(5,696)	(5,474)	-100.0%	-100.0%
Income taxes	(60,676)	(35,759)	(39,429)	69.7%	53.9%

Net income	178,503	132,217	132,158	35.0%	35.1%
Minority interest	3,478	2,935	8,288	18.5%	-58.0%
Net income attributed to Credicorp	175,025	129,282	123,870	35.4%	41.3%
*Income before translation reults, employees' profit shares and income taxes.
** Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

		Quarter
	1Q11	4Q10	1Q10
Profitability
Net income per common share (US$ per share)(1)	2.19	1.62	1.55
Net interest margin on interest earning assets (2)	4.84%	4.62%	4.92%
Return on average total assets (2)(3)	2.4%	1.9%	2.2%
Return on average shareholders' equity (2)(3)	24.7%	18.6%	21.5%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.56%	1.46%	1.81%
Reserves for loan losses as a percentage of total past due loans	189.5%	198.0%	176.7%
Reserves for loan losses as a percentage of total loans	3.0%	2.9%	3.2%

Operating efficiency
Oper. expenses as a percent. of total income (5)	40.1%	43.7%	42.1%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	3.4%	3.7%	3.8%

Average balances (millions of US$) (3)
Interest earning assets	25,601.93	24,407.17	19,948.14
Total assets	28,874.38	27,506.63	22,754.79
Net shareholder´s equity	2,837.17	2,781.53	2,300.70
(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.
Operating expenses do not include other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

		As of		Change %
	Mar 11	Dec 10	Mar 10	QoQ	YoY
ASSETS

Cash and due from banks	6,989,052	8,491,686	3,395,676	-17.7%	105.8%
Cash and BCRP	5,555,960	7,251,328	2,761,952	-23.4%	101.2%
Deposits in other Banks	1,412,531	1,174,351	534,928	20.3%	164.1%
Interbanks	16,783	59,000	97,499	-71.6%	-82.8%
Accrued interest on cash and due from banks	3,778	7,007	1,297	-46.1%	191.3%

Marketable securities, net	99,492	114,430	109,326	-13.1%	-9.0%

Loans	14,553,088	14,334,841	11,852,548	1.5%	22.8%
Current	14,324,663	14,125,859	11,637,580	1.4%	23.1%
Past Due	228,425	208,982	214,968	9.3%	6.3%
Less - net provisions for possible loan losses	(433,311)	(414,806)	(380,248)	4.5%	14.0%
Loans, net	14,119,777	13,920,035	11,472,300	1.4%	23.1%

Investment securities available for sale	3,512,171	1,503,201	4,053,210	133.6%	-13.3%
Property, plant and equipment, net	311,168	308,361	281,627	0.9%	10.5%
Due from customers acceptances	53,709	70,331	78,795	-23.6%	-31.8%
Other assets	1,110,479	968,903	1,262,861	14.6%	-12.1%

Total assets	26,195,848	25,376,947	20,653,795	3.2%	26.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	17,130,841	17,069,818	13,777,327	0.4%	24.3%
Demand deposits	5,964,272	5,597,674	4,932,731	6.5%	20.9%
Saving deposits	4,546,340	4,244,940	3,853,739	7.1%	18.0%
Time deposits	5,324,190	5,872,455	3,927,540	-9.3%	35.6%
Severance indemnity deposits (CTS)	1,250,235	1,313,122	1,013,010	-4.8%	23.4%
Interest payable	45,804	41,627	50,307	10.0%	-9.0%

Due to banks and correspondents	3,480,231	3,646,026	3,007,252	-4.5%	15.7%
Bonds and subordinated debt	2,714,248	1,957,343	1,225,968	38.7%	121.4%
Acceptances outstanding	53,707	70,331	78,795	-23.6%	-31.8%
Other liabilities	912,764	636,874	982,393	43.3%	-7.1%

Total liabilities	24,291,791	23,380,392	19,071,735	3.9%	27.4%

Net shareholders' equity	1,900,079	1,992,545	1,578,484	-4.6%	20.4%
Capital stock	783,213	783,213	783,213	0.0%	0.0%
Reserves	628,987	388,309	388,309	62.0%	62.0%
Unrealized Gains and Losses	80,835	157,564	117,908	-48.7%	-31.4%
Retained Earnings	275,949	187,143	187,145	47.5%	47.5%
Income for the year	131,095	476,316	101,909	-72.5%	28.6%

Minority interest	3,978	4,010	3,576	-0.8%	11.2%

Total liabilities and net shareholders' equity	26,195,848	25,376,947	20,653,795	3.2%	26.8%

Contingent credits	10,289,446	9,095,512	8,786,376	13.1%	17.1%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Three months ended			Change %
	1Q11	4Q10	1Q10	QoQ	YoY

Interest income and expense
Interest and dividend income	397,531	368,460	305,922	7.9%	29.9%
Interest expense	(120,016)	(113,927)	(86,747)	5.3%	38.4%
Net interest and dividend income	277,515	254,533	219,175	9.0%	26.6%
Net provision for loan losses	(41,654)	(48,531)	(43,445)	-14.2%	-4.1%

Non financial income
Banking services commissions	122,025	120,136	107,223	1.6%	13.8%
Net gain on foreign exchange transactions	31,275	28,909	25,503	8.2%	22.6%
Net gain on sales of securities	(2,635)	2,264	161	-216.4%	-1736.6%
Other	8,254	8,603	4,954	-4.1%	66.6%
Total non financial income,net	158,919	159,912	137,841	-0.6%	15.3%

Operating expenses
Salaries and employee benefits	(113,907)	(105,187)	(98,445)	8.3%	15.7%
Administrative expenses	(72,621)	(81,579)	(65,785)	-11.0%	10.4%
Depreciation and amortization	(18,870)	(18,796)	(16,423)	0.4%	14.9%
Other	(11,846)	(9,251)	(4,680)	28.1%	153.1%
Total operating expenses	(217,244)	(214,813)	(185,333)	1.1%	17.2%

Operating income *	177,536	151,101	128,238	17.5%	38.4%
Translation result	1,250	(6,281)	11,680	-119.9%	-89.3%
Employees' profit sharing **	-	(8,288)	(4,840)	-100.0%	-100.0%
Income taxes	(47,462)	(34,815)	(32,906)	36.3%	44.2%
Minority interest	(229)	(150)	(263)	52.7%	-12.9%
Net income	131,095	101,567	101,909	29.1%	28.6%
* Income before translation results, employees' profit sharing and income taxes.
** Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

		Quarter
	1Q11	4Q10	1Q10
Profitability
Net income per common share (US$ per share) (1)	0.051	0.040	0.040
Net interest margin on interest earning assets (2)	4.66%	4.52%	4.86%
Return on average total assets (2)(3)	2.0%	1.7%	2.0%
Return on average shareholders' equity (2)(3)	26.8%	21.1%	25.1%
No. of outstanding shares (million)	2,557.70	2,557.70	2,557.70

Quality of loan portfolio
Past due loans as a percentage of total loans	1.57%	1.46%	1.81%
Reserves for loan losses as a percentage of total past due loans	189.7%	198.5%	176.9%
Reserves for loan losses as a percentage of total loans	3.0%	2.9%	3.2%

Operating efficiency
Oper. expenses as a percent. of total income (4)	47.7%	50.9%	51.3%
Oper. expenses as a percent. of av. tot. Assets (2)(3)(4)	3.2%	3.4%	3.6%

Capital adequacy
Total Regulatory Capital (US$ million)	2,199.1	1,964.1	1,966.7
Tier I capital (US$ million)	1,786.0	1,558.9	1,511.4
BIS ratio (5)	13.7%	12.8%	14.5%

Average balances (US$ million) (3)
Interest earning assets	23,823.8	22,500.7	18,037.7
Total Assets	25,795.0	24,425.5	20,108.6
Net shareholders' equity	1,956.3	1,928.5	1,627.0
(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions.
Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.
(5) Regulatory Capital / risk-weighted assets.  Risk weighted assets include market risk, credit risk and operational risk.

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES
(In US$ thousand)

	Balance to and for the period
	Of three months ending of			Change %
	31 Mar 11	31 Dec 10	31 Mar 10
	1Q11	4Q10	1Q10	QoQ	YoY
Results
Total Premiums	193,715	229,988	155,626	-15.8%	24.5%
Ceded Premiums	20,584	44,773	25,268	-54.0%	-18.5%
Unearned premium reserves	36,164	54,045	15,161	-33.1%	138.5%
Net earned premiums	136,967	131,169	115,197	4.4%	18.9%
Direct claims	85,655	94,503	94,845	-9.4%	-9.7%
Ceded claims	2,797	10,014	16,302	-72.1%	-82.8%
Net claims	82,858	84,488	78,543	-1.9%	5.5%
Direct commissions	22,284	21,534	18,147	3.5%	22.8%
Commissions received	2,494	3,280	2,419	-24.0%	3.1%
Net commissions	19,790	18,254	15,727	8.4%	25.8%
Technical expenses	9,009	8,149	6,666	10.6%	35.2%
Technical resolves	2,607	3,998	2,905	-34.8%	-10.3%
Net technical expenses	6,403	4,152	3,761	54.2%	70.2%
Underwriting results	27,916	24,275	17,166	15.0%	62.6%

Financial income	19,650	17,435	17,798	12.7%	10.4%
Gains on sale of real state and secutirities	4,851	6,552	3,083	-26.0%	57.3%
Net property and rental income	1,135	1,052	1,186	7.9%	-4.3%
(-) Financial expenses	381	640	474	-40.4%	-19.6%
Financial income, net	25,255	24,400	21,593	3.5%	17.0%

Salaries and benefits	17,395	17,011	13,286	2.3%	30.9%
Administrative expenses	15,925	12,563	9,919	26.8%	60.5%
Third party services	7,445	5,932	4,819	25.5%	54.5%
Management expenses	2,679	2,666	2,203	0.5%	21.6%
Provisions	1,913	1,735	1,555	10.2%	23.0%
Taxes	1,705	1,893	1,456	-9.9%	17.1%
Other expenses	2,184	338	(113)	546.4%	-2025.2%
General expenses	33,320	29,574	23,206	12.7%	43.6%

Other income	717	2,321	211	-69.1%	240.5%
Traslations results	15	(547)	1,005	-102.7%	-98.5%
Employee participation and income tax	4,932	4,425	1,725	11.4%	185.9%

Income before minority interest	15,651	16,450	15,043	-4.9%	4.0%
Minority interest	3,391	3,294	2,948	3.0%	15.0%

Net income	12,260	13,157	12,095	-6.8%	1.4%

Balance (end of period)

Total Assets	1,750,059	1,783,115	1,520,168	-1.9%	15.1%
Invesment on securities and real state (1)	1,282,992	1,269,293	1,086,084	1.1%	18.1%
Technical reserves	1,225,241	1,196,506	1,056,204	2.4%	16.0%
Net equity	309,785	330,701	270,626	-6.3%	14.5%

Ratios

Ceded	10.6%	19.5%	16.2%
Gross loss ratio	44.2%	41.1%	60.9%
Loss ratio	60.5%	64.4%	68.2%
Acquisition costs/ earned premium	14.4%	13.9%	13.7%
Commissions + technical expenses, net / net earned premiums	19.1%	17.1%	16.9%
Underwriting results / total premium	14.4%	10.6%	11.0%
Underwriting results / net earned premiums	20.4%	18.5%	14.9%
General expenses / net earned premiums	24.3%	22.5%	20.1%
Net income / total premiums	6.3%	5.7%	7.8%
Return on equity (2)(3)	16.2%	16.7%	19.3%
Return on total premiums	6.3%	5.7%	7.8%
Net equity / total assets	17.7%	18.5%	17.8%
Increase in technical reserves	20.9%	29.2%	11.6%
General expenses / assets (2)(3)	7.8%	7.4%	6.3%

Combined ratio of PPS + PS (4)	99.5%	97.4%	96.7%
Net claims / net earned premiums	60.3%	65.4%	64.7%
General expenses and commissions / net earned premiums	39.2%	32.0%	32.1%
(1) Real state investment were excluded.
(2) Annualized.
(3) Average are determined as the average of period - begging and period ending.
(4) Without consolidated adjusments.
(5) PS includes Médica, an additional company which offers medical assistance services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2011

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative